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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:		April
Commission File Number:	000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8 (Address of principal executive offices)

1.	MC and NR 7-07, 7-07, 7-08

2.	Audited Financials, CEO/CFO Certifications, Management Discussion & Analysis, for the period ended December 31, 2006

3.	Notice of Annual Meeting, Information Circular and Proxy

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ..... No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_
_______

SEC 1815 (11-2002)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

51-102F3 Material Change Report [F] Published December 29, 2006 Effective December 29, 2006

PART 1 GENERAL PROVISIONS

(a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD. 510 – 510 Burrard Street Vancouver, B.C. V6C 3A8 Item 2 Date of Material Change State the date of the material change. April 9, 2007 Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-06 dated April 9, 2007 disseminated by CCN Matthews and Canadian Select Disclosure Network.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces results from five diamond drill holes from the initial test of the Blue Hills Main showing, one of the seven known uranium prospects in the Blue Hills area of the Company’s large Hermitage project, Newfoundland. Seven holes totaling 993 metres were completed. Drill results indicate that uranium mineralization is hosted by a thick sequence of brecciated felsic volcanics associated with strong silica and sericite alteration and that a fault may have offset the more significant portion of the mineralized zone tested at surface. Further ground work is planned to determine the fault movement and location of the offset mineralized zone.

The Company also reports that the drill has been moved to the White Bear area, 30 kilometres to the east of Blue Hills. Diamond drilling is currently underway on the He-2 target. He-2 consists of a 500 metre diameter airborne radiometric anomaly within which clusters of angular sedimentary boulders carried uranium values up to 3.1 % U 3O8 in composite chip samples.

Blue Hills Drill Results

At Blue Hills, Hole BH-1 was drilled directly under the Main Zone outcrop, holes BH-2 and BH-3 were drilled 50 metres east and west to establish a strike / trend direction. Channel samples collected in a previous program from a small outcrop averaged 0.15% U 3O8  over a 1.4 metre width within a 6 metre wide uranium mineralized zone. (see the Company’s website for previous sampling details). Hole BH-1 encountered a narrow radiometric zone which terminated abruptly at a strong, one metre wide, sandy fault with significant core loss. The fault has offset the better portion of the mineralized zone tested at surface. Uranium values in the upper portion of hole BH-1, just before the fault, which ranged from 0.004 to 0.015% U 3O8 are similar to the upper portion of the surface zone.

Hole BH-2, located 50 metres west, encountered a 4 metre wide radiometric zone while hole BH-3 cut a weak radiometric zone at depth. Results for hole BH-2 returned a 3.5 m interval from 15.5 m to 19.0 m running 0.017% U 3O8  including a 0.5 metre interval at 0.031% U 3O8  This interval is narrower than the surface mineralized zone, indicating some thinning to the west. Core from hole BH-3, located 50 metres to the east of BH-1 showed a different lithology than holes 1 and 2 indicating this hole has intersected the off-faulted block identified in hole BH-1.

A fourth hole (BH-4) was collared 60 metres south of hole BH-1 to check for possible structures controlling uranium mineralization. Hole BH-5 was drilled 85 metres west of BH-2. Neither hole contained anomalous radiometric responses. Holes BH-6 and BH-7 were drilled on other targets at Blue Hills. Results are awaited.

Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U 3O8 are assayed by methods  7TD using 4-acid  digestion with ICP-ES analysis.  All uranium values expressed as U 3O8 are calculated from uranium analyses  received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101.

Item 5 Full Description of Material Change 5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #07-06, a copy of which is attached hereto as “Schedule A”.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i) If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii) If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted. Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh (604) 685-5254

Item 9 Date of Report Date the Report. This report is dated the 10th day of April, 2007.

[Amended December 29, 2006]

SCHEDULE A

Suite 510, 510 Burrard Street Date: April 9, 2007 Vancouver, B.C. V6C 3A8 TSX Venture Exchange: CMD Tel. (604) 685-5254 Shares Issued: 62,102,825 Fax: (604) 685-2814 News Release: #07-06

HERMITAGE EXPLORATION UPDATE – DRILLING UNDERWAY AT WHITE BEAR

Commander Resources Ltd. (CMD-TSX Venture) reports results from five diamond drill holes from the initial test of the Blue Hills Main showing, one of the seven known uranium prospects in the Blue Hills area of the Company’s large Hermitage project, Newfoundland. Seven holes totaling 993 metres were completed. Drill results indicate that uranium mineralization is hosted by a thick sequence of brecciated felsic volcanics associated with strong silica and sericite alteration and that a fault may have offset the more significant portion of the mineralized zone tested at surface. Further ground work is planned to determine the fault movement and location of the offset mineralized zone.

The Company also reports that the drill has been moved to the White Bear area, 30 kilometres to the east of Blue Hills. Diamond drilling is currently underway on the He-2 target. He-2 consists of a 500 metre diameter airborne radiometric anomaly within which clusters of angular sedimentary boulders carried uranium values up to 3.1% U 3O8 in composite chip samples. Following completion of a 3 to 4 hole test on He-2, the drill will be moved a further 3 kilometres east to the Doucette target, where the company previously reported uranium values in angular magnetite-bearing boulders ranging up to U 3O8. Several strong magnetic trends that may be related to the hosting stratigraphic unit 1.3% will be tested.

The current drilling is part of a 3,000 metre first phase drill program (see Company’s news release dated November 23, 2006) to asses the main geological and structural controls of five target areas, Troy’s Pond, ST-129, Blues Hills Main, He2 and Doucette. Troy’s Pond and ST-129 were drilled in late 2006 (results reported in a Company news release dated February 2, 2007). Drill progress was slow during the winter portion of this program on the Blue Hills Main target due to extreme winter weather and mechanical problems.

Blue Hills Drill Results

At Blue Hills, Hole BH-1 was drilled directly under the Main Zone outcrop, holes BH-2 and BH-3 were drilled 50 metres east and west to establish a strike / trend direction. Channel samples collected in a previous program from a small outcrop averaged 0.15% U 3O8 over a 1.4 metre width within a 6 metre wide uranium mineralized zone. (see the Company’s website for previous sampling details). Hole BH-1 encountered a narrow radiometric zone which terminated abruptly at a strong, one metre wide, sandy fault with significant core loss. The fault has offset the better portion of the mineralized zone tested at surface. Uranium values in the upper portion of hole BH-1, just before the fault, which ranged from 0.004 to 0.015% U 3O8 are similar to the upper portion of the surface zone.

Hole BH-2, located 50 metres west, encountered a 4 metre wide radiometric zone while hole BH-3 cut a weak radiometric zone at depth. Results for hole BH-2 returned a 3.5 m interval from 15.5 m to 19.0 m running 0.017% U 3O8 including a 0.5 metre interval at 0.031% U 3O8 .  This interval is narrower than the surface mineralized zone, indicating some thinning to the west. Core from hole BH-3, located 50 metres to the east of BH-1 showed a different lithology than holes 1 and 2 indicating this hole has intersected the off-faulted block identified in hole BH-1.

A fourth hole (BH-4) was collared 60 metres south of hole BH-1 to check for possible structures controlling uranium mineralization. Hole BH-5 was drilled 85 metres west of BH-2. Neither hole contained anomalous radiometric responses. Holes BH-6 and BH-7 were drilled on other targets at Blue Hills. Results are awaited.

The Hermitage Project is well-located with a major highway and power line running through in environmentally benign barren lands near the south coast of Newfoundland. The port of Burgeo is located 30 kilometres to the south.

Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U 3O8  are assayed by methods 7TD using 4-acid  digestion with ICP-ES analysis. All uranium values expressed in U 3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd. Telephone: (604) 685-5254 or 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F] Published December 29, 2006 Effective December 29, 2006

PART 1 GENERAL PROVISIONS (a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD. 510 – 510 Burrard Street Vancouver, B.C. V6C 3A8 Item 2 Date of Material Change State the date of the material change. April 13, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-07 dated April 13, 2007 disseminated by CCN Matthews and Canadian Select Disclosure Network.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) and Bayswater Uranium Corp. (TSX-V: BAY), collectively, the “Companies” report they have entered into an agreement with Global Gold Uranium LLC (“Global Gold Uranium”), a wholly owned subsidiary of Global Gold Corporation (“Global Gold”) whereby Global Gold Uranium may earn up to a 60% interest in the Companies’ 2,600 claim, 61,000 hectare Cochrane Pond property located in southern Newfoundland (the “Property”). The Companies own the Property under a 50:50 Joint Venture. Commander is the Operator.

Under the agreement, Global Gold Uranium may earn an initial 51% working interest in the Property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million (the “Initial Option”). Of the total cash payments, USD$200,000 is payable upon signing and approval, and of the total shares, 150,000 shares are to be issued on signing and approval. The first years committed work expenditure is $500,000.

Once Global Gold Uranium has vested a 51% in the Property through the Initial Option, Global Gold Uranium shall continue funding the project by either; (a) completing the next $2 million in exploration on the Property over a maximum two (2) year term; or (b) funding and delivering to the Companies a feasibility study on the property within a maximum of three (3) years. Following completion of either (a) or (b), Global Gold Uranium will have increased its interest in and to the Property to 60% (the “Second Stage”). Should Global Gold Uranium fail to complete the Second Stage by completing either (a) or (b), the interest will flip such that the Companies will hold 51% and Global Gold Uranium 49% in and to the Property.

Once Global Gold Uranium has vested the Second Stage, a joint venture will be formed, 60% as to Global Gold Uranium and 40% as to the Companies. The project will be funded pro-rata by Global Gold Uranium and the Companies according to their retained interest. If either Global Gold Uranium’s or the Companies’ interest is diluted below 10%, that party’s interest will convert to a Royalty.

Either party may, at any time up to the commencement of commercial production, elect to convert the their respective interest to a 2% gross uranium sales royalty in the case of a uranium deposit or a 2% NSR in the case of a non-uranium deposit (“Royalty”). In either case, 50% of the Royalty obligation may be purchased at any time prior to commercial production for a $1,000,000 cash payment.

Commander will be the Operator for the first year of the agreement, unless Global Gold Uranium chooses otherwise on or before May 1, 2007.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #07-07, a copy of which is attached hereto as “Schedule A”.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i) If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii) If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted. Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh (604) 685-5254

Item 9 Date of Report Date the Report. This report is dated the 13th day of April, 2007.

[Amended December 29, 2006]

SCHEDULE A

Suite 510, 510 Burrard Street Date: April 13, 2007 Vancouver, B.C. V6C 3A8 TSX Venture Exchange: CMD Tel. (604) 685-5254 Shares Issued: 62,115,325 Fax: (604) 685-2814 News Release: #07-07

COMMANDER AND BAYSWATER OPTION COCHRANE POND TO GLOBAL GOLD URANIUM

Commander Resources Ltd. (CMD-TSX Venture) and Bayswater Uranium Corp. (BAY-TSX Venture), collectively, the “Companies” report they have entered into an agreement with Global Gold Uranium LLC (“Global Gold Uranium”), a wholly owned subsidiary of Global Gold Corporation (“Global Gold”) whereby Global Gold Uranium may earn up to a 60% interest in the Companies’ 2,600 claim, 61,000 hectare Cochrane Pond property located in southern Newfoundland (the “Property”). The Companies own the Property under a 50:50 Joint Venture. Commander is the Operator. The claims were staked jointly by the Companies’ in early 2006 to cover favourable geology after uranium discoveries were made on Commander’s adjacent Hermitage Property. No significant exploration work has been done on the Property.

Under the agreement, Global Gold Uranium may earn an initial 51% working interest in the Property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million (the “Initial Option”). Of the total cash payments, USD$200,000 is payable upon signing and approval, and of the total shares, 150,000 shares are to be issued on signing and approval. The first years committed work expenditure is $500,000.

Once Global Gold Uranium has vested a 51% in the Property through the Initial Option, Global Gold Uranium shall continue funding the project by either; (a) completing the next $2 million in exploration on the Property over a maximum two (2) year term; or (b) funding and delivering to the Companies a feasibility study on the property within a maximum of three (3) years. Following completion of either (a) or (b), Global Gold Uranium will have increased its interest in and to the Property to 60% (the “Second Stage”). Should Global Gold Uranium fail to complete the Second Stage by completing either (a) or (b), the interest will flip such that the Companies will hold 51% and Global Gold Uranium 49% in and to the Property.

Once Global Gold Uranium has vested the Second Stage, a joint venture will be formed, 60% as to Global Gold Uranium and 40% as to the Companies. The project will be funded pro-rata by Global Gold Uranium and the Companies according to their retained interest. If either Global Gold Uranium’s or the Companies’ interest is diluted below 10%, that party’s interest will convert to a Royalty.

Either party may, at any time up to the commencement of commercial production, elect to convert the their respective interest to a 2% gross uranium sales royalty in the case of a uranium deposit or a 2% NSR in the case of a non-uranium deposit (“Royalty”). In either case, 50% of the Royalty obligation may be purchased at any time prior to commercial production for a $1,000,000 cash payment.

Commander will be the Operator for the first year of the agreement, unless Global Gold Uranium chooses otherwise on or before May 1, 2007.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd. Telephone: (604) 685-5254 or 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Date: April 26, 2007 Vancouver, B.C. V6C 3A8 TSX Venture Exchange: CMD Tel. (604) 685-5254 Shares Issued: 62,102,825 Fax: (604) 685-2814 News Release: #07-08

DRILLING ON WHITE BEAR CONFIRMS BEDROCK URANIUM MINERALIZATION

Commander Resources Ltd. (CMD-TSX Venture) reports that drilling at both He2 and Doucette on the White Bear area of its Hermitage uranium project in southern Newfoundland intersected multiple intervals of uranium mineralization in bedrock in the vicinity of mineralized boulder trains. The Company completed 898 metres of drilling in six holes on the He2 target area and 1,232 metres in seven holes on the Doucette target area. An additional three holes remain to be drilled, two on the He1A and one at the He2 target. Refer to the Company’s website for target locations.

Core samples from five holes at He2 and the final two holes from Blue Hills are in transit to the lab. Samples from the Doucette holes will be sent to the lab when ready. Detailed logging of the core for alteration and structure in the mineralized intervals is underway. The current drill program should be completed in about a week.

The He1A target, where we are drilling now, consists of numerous uranium-bearing boulders, nine of which assayed between 0.10 and 0.28% U 3O8 in composite chip samples.  The boulders show tight folding patterns, indicating potential for stratigraphic thickening in this area. The target also has a coincident radon gas anomaly which suggests a bedrock source is nearby.

At He2 the first four holes, drilled to test the source for the uranium-bearing boulders, intersected six separate uranium bearing horizons with weak to moderate radiometric responses over core lengths ranging from one to ten metres. Rocks encountered included fine-grained quartzite and metasediments with interbedded felsic volcanic units. Hole 5 tested an anomalous boulder field 200 metres southwest of the high grade boulders, but hit no radiometric anomalous zones. Hole 6 tested the western extension of radiometric zones encountered in holes 1 and 4 and cut several narrow, low radiometric zones at a higher stratigraphic level. One more hole is planned. The He2 target area consists of a 500 metre diameter airborne radiometric anomaly within which clusters of angular sedimentary boulders carried uranium values up to 3.1% U 3O8 in composite chip samples.  At Doucette, located three kilometres east of He2, the target is highlighted by uranium values in angular magnetite-bearing boulders ranging up to 1.3% U 3O8 (in composite chip samples.)  There is no outcrop in the area. Drilling has potentially established a key horizon as part of the source of the uranium mineralized boulders. Two holes intersected moderate to strong radiometric anomalies over short intervals with similar lithology as some of the boulders, but these were insufficient to account for the wide variety of lithologic zones seen in the boulder train. The radiometric zone in the drill holes is within a non-magnetic unit while the better uranium mineralization on surface is hosted in a related lithologic unit that is magnetic. We have not yet encountered magnetic or highly contorted radiometric zones as seen in local boulders.

Drill plan maps for both He-2 and Doucette will be posted to the Company’s website when the analytical results are available.

The current drilling is part of a 3,000 metre first phase drill program (see Company’s news release dated November 23, 2006) to asses the main geological and structural controls of five target areas, Troy’s Pond, ST-129, Blue Hills Main, He2 and Doucette. Troy’s Pond and ST-129 were drilled in late 2006 (results reported in a Company news release dated February 2, 2007) and the Blue Hills Main target was drilled earlier in the winter (results reported on April 9, 2007). An additional target, HE-1A, has been added, which will be tested with 2 short holes.

The Hermitage Project is well-located with a major highway and power line running through in environmentally benign barren lands near the south coast of Newfoundland. The port of Burgeo is located 30 kilometres to the south.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd. Telephone: (604) 685-5254 or 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The financial statements of Commander Resources Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

“Kenneth E. Leigh” _________________________________ Kenneth E. Leigh President and Chief Executive Officer

Vancouver, Canada March 31, 2007

AUDITORS' REPORT

To the Shareholders of Commander Resources Ltd.

We have audited the balance sheets of Commander Resources Ltd. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” Chartered Accountants Vancouver, Canada March 8, 2007

COMMANDER RESOURCES LTD.
Balance Sheets
As at December 31
(expressed in Canadian dollars)
	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$2,632,627	$121,722
Cash, exploration funds (Note 13)	2,120,725	565,645
Marketable securities (Note 3)	370,378	311,354
Accounts receivable	151,982	100,320
Due from related parties (Note 9(a))	17,072	5,707
Prepaid expenses	50,530	55,992
Field supplies (Note 4)	112,867	84,175
Bid Deposits (Note 5)	46,035	94,045

	5,502,216	1,338,960

Mineral properties (Note 6)	15,788,297	11,703,260
Property, plant and equipment (Note 7)	53,636	60,293

	$21,344,149	$13,102,513

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$418,020	$217,888
Future income taxes (Note 13)	834,115	593,915

	1,252,135	811,803

SHAREHOLDERS’ EQUITY
Share capital (Note 8(b))	33,908,906	25,316,856
Contributed surplus	17,043	17,043
Option compensation (Note 8(f))	1,126,164	1,097,149
Deficit	(14,960,099)	(14,140,338)

	20,092,014	12,290,710

	$21,344,149	$13,102,513

Nature of Operations and Going Concern (Note 1)
Commitment (Note 10)
Subsequent Events (Note 14)

Approved by the Directors:	"Kenneth E. Leigh"	"Victor A. Tanaka"

	Kenneth E. Leigh	Victor A. Tanaka

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.
Statements of Operations and Deficit
For the Years Ended December 31
(expressed in Canadian dollars)

	2006	2005

General and administrative expenses
Accounting and audit (Note 8(f))	$116,310	$118,811
Amortization	22,808	20,968
Annual report and meeting	14,845	14,624
Consultants (Note 8(f))	91,040	106,112
Insurance	46,054	35,927
Investor relations and promotion (Note 8(f))	185,455	218,820
Legal	26,634	21,009
Office and miscellaneous	58,930	60,753
Regulatory and transfer agent fees	33,181	24,366
Rent and storage	79,959	77,185
Salaries and benefits (Note 8(f))	348,290	523,674

	1,023,506	1,222,249

Loss before the undernoted	(1,023,506)	(1,222,249)

Investment income	79,775	11,092
Property investigation	(18,656)	(7,233)
Write down of marketable securities	(26,250)	(12,000)
Write down of mineral properties	(485,448)	(77,142)
Royalty Expense	(18,247)
Gain (loss) on sale of marketable securities	222,947	338,091

Loss before taxes	(1,269,385)	(969,441)

Future income tax recovery (Note 13 and Note 8(d))	449,624	859,536

Loss for the year	(819,761)	(109,905)

Deficit, beginning of year	(14,140,338)	(14,030,433)

Deficit, end of year	$(14,960,099)	$(14,140,338)

Basic and diluted loss per share	$(0.02)	$(0.00)

Weighted average number of common shares outstanding	49,944,323	34,359,557

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Cash Flows
For the Years Ended December 31
(expressed in Canadian dollars)

	2006	2005

Cash provided from (used for):

Operating activities
Loss for the year	$(819,761)	$(109,905)
Items not involving cash:
Amortization	22,808	20,968
(Gain) loss on sale of marketable securities	(222,947)	(338,091)
Stock-based compensation	144,821	368,310
Write down of marketable securities	26,250	12,000
Write down of mineral properties	485,448	77,142
Future income tax (recovery) expense	(449,624)	(859,536)

	(813,005)	(829,112)
Net change in non-cash working capital items:
Accounts receivable	(51,662)	(59,319)
Due from related parties	(11,365)	13,273
Prepaid expenses	5,462	(16,103)
Field supplies	(28,692)	88,977
Bid deposits	48,010	(94,045)
Accounts payable and accrued liabilities	(24,600)	(21,457)

	(875,852)	(917,786)

Investing activities
Cash, exploration funds	(1,555,080)	(77,145)
Proceeds from sale of marketable securities	306,923	927,091
Mineral property acquisition and exploration costs	(4,586,604)	(3,062,831)
Accounts payable and accrued liabilities
	224,732	143,193
related to mineral properties
Purchase of equipment	(16,152)	(10,938)

	(5,626,181)	(2,080,630)

Financing activity
Shares issued for cash, net of issue costs	9,012,938	2,370,674

Increase (decrease) in cash and cash equivalents	2,510,905	(627,742)

Cash and cash equivalents, beginning of year	121,722	749,464

Cash and cash equivalents, end of year	$2,632,627	$121,722

Supplemental Cash Flow Information (Note 12)

See Accompanying Notes to the Financial Statements

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources that are economically recoverable (“ore reserves”). The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

the discovery of ore reserves;

the ability of the Company to obtain financing to complete development; and

future profitable production from the properties or proceeds from disposition.

At December 31, 2006, the Company has an accumulated deficit of $14,960,099 (2005 – $14,140,338) and has working capital of $5,084,196 (2005 – $1,121,027), which is sufficient to achieve the Company’s planned business objectives for fiscal 2007.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of depreciation for property, plant and equipment, the recoverability of mineral property costs, estimates of accounts payable and accrual liabilities, the assumptions used in the determination of the fair value of stock-based compensation, and the determination of the valuation allowance for future income tax assets. Actual results may differ from those estimates.

(b)	Financial instruments

The fair values of the Company’s cash and cash equivalents, cash exploration funds, accounts receivable, deposits and accounts payable and accrued liabilities approximate their carrying amounts due to the immediate or short-term to maturity of these financial instruments. It is not practical to determine the fair value of the amounts outstanding from related parties due to its related party nature and absence of a market for such instruments.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

The fair value of marketable securities is disclosed in Note 3.

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash, cash equivalents and cash explorations funds have been placed with major Canadian financial institutions.

(c)	Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities or redemption provisions of three months or less from the date of acquisition.

(d)	Marketable securities

Marketable securities are carried at the lower of cost or quoted market value on an individual stock by stock basis. When market value is below cost, any unrealized loss is charged to operations.

(e)	Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property- by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(f)	Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization. Amortization is recorded using the straight line method at annual rates of 20%. Leasehold improvements are amortized on a straight line basis over the six-year term of the lease.

	(g)	Asset retirement obligations

The Company accounts for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

	(h)	Impairment of long-lived assets

The Company accounts for the recognition, measurement and disclosure of the impairment of non- monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets when such amounts are known.

	(i)	Flow-through shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to the subscribers. The tax impact to the Company of the renouncement is recorded on the date that the Company renounces the tax deductions, through a decrease in share capital and the recognition of a future tax liability.

	(j)	Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense in the period the stock-based compensation expense vests or when the awards or rights are granted, with a corresponding increase to option compensation under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred to share capital or when stock options are forfeited, cancelled or expire, the corresponding fair value is transferred to contributed surplus.

	(k)	Income taxes

Income taxes are calculated using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

2.	Significant Accounting Policies (continued)

(l) Consolidation of variable interest entities

The Company applies consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the Accounting Guideline 15 “Consolidation of Variable Interest Entities” on January 1, 2005 and the adoption did not have any impact on these financial statements.

(m) Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted loss per share are the same.

(n) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.	Marketable Securities

During the year, marketable securities were written down by $26,250 (2005 - $12,000) to a carrying value of $370,378 (2005 - $311,354). The quoted market value of marketable securities at December 31, 2006 is $546,673 (2005 - $526,371).

4.	Field Supplies

The Company has pre-purchased $112,867 (2005 – $84,175) of field supplies for the 2007 Baffin Island exploration program. The supplies consist of fuel and other supplies, which are stored in a facility in the Hamlet of Clyde River, Nunavut.

5.	Bid Deposits

In fiscal 2006, the Company posted $46,035 for bonds in lieu of work on its Baffin Island, Nunavut and Newfoundland projects. The bonds are refundable upon approval of assessment reports that are filed with the government. During the year, $88,045 in bonds was refunded to the Company. Included in the total deposit of $46,035, the Company posted $36,234 for bonds in lieu of work on its Newfoundland project.

	Sarah	Green			Hermitage	Nepisiguit/			Dewar	Bravo
	Lake,	Bay ,	Adlatok 1, Big Hill,		Project (1),	Stewart,	Sally,	Qimmiq,	Lake,	Lake,	Other
	Labrador	Nflnd.	Labrador	Nflnd.	Nflnd.	New Bruns. Labrador Nunavut Nunavut Nunavut					Properties	Total

Balance at
December 31, 2005	$1,155,423	$416,225	$ 130,778	$208,523	$517,995	$ 1,352,957	$ 61,173	$5,336,615	$249,761	$ 775,795	$1,498,015	$11,703,260

Additions during the

Acquisition costs:	-	490	-	-	181,920	-	-	-	-	-	107,586	289,996

Exploration costs:
Drilling	-	2,068	-	165	262,548	1,200	-	1,764,974	16,477	615,781	-	2,663,213
Geochemistry	-	628	-	226	136,470	-	-	2,054	-	39	10,387	149,804
Geology	2,872	6,930	1,283	189	254,026	3,012	336	48,236	5,410	27,248	36,671	386,213
Geophysics	-	1,218	-	-	538,871	-	-	15,502	-	5,004	(1)	560,594
Mobilization/demob.	-	-	-	-	-	-	-	48,022	-	20,581	-	68,603
Property	-	8,007	-	-	3,400	2,190	-	-	-	10	21,059	34,666
Prospecting	-	-	-	566	517,275	-	-	160,574	4,181	65,922	24,697	773,215
Trenching/line	-	-	-	-	450	-	-	-	-	-	-	450

	2,872	18,851	1,283	1,146	1,713,040	6,402	336	2,039,362	26,068	734,585	92,813	4,636,758

Less:
Recoveries	-	-	-	(50)	(144,721)	-	-	(20,937)	-	(7,074)	(183,487)	(356,269)
Write downs	-	-	-	(209,619)	-	-	-	-	(275,829)	-	-	(485,448)

	-	-	-	(209,669)	(144,721)	-	-	(20,937)	(275,829)	(7,074)	(183,487)	(841,717)

Net additions	2,872	19,341	1,283	(208,523)	1,750,239	6,402	336	2,018,425	(249,761)	727,511	16,912	4,085,037

Balance at
December 31, 2006 $1,158,295 $435,566 $ 132,061 $ - $ 2,268,234 $ 1,359,359 $ 61,509 $7,355,040 $ - $1,503,306 $1,514,927 $15,788,297

(1) Hermitage, Newfoundland project see Note 6(e)

6.	Mineral Properties (continued)

		Sarah	Green			Hermitage	Nepisiguit/			Dewar	Bravo
		Lake,	Bay ,	Adlatok	Big Hill,	Project(1),	Stewart,	Sally,	Qimmiq,	Lake,	Lake,	Other
		Labrador	Nflnd.	Labrador Nflnd.		Nflnd.	New Bruns. Labrador Nunavut Nunavut Nunavut					Properties	Total

	Balance at
	December 31, 2004	$ 1,141,926	$435,516	$117,915	$103,797	$-	$ 1,278,743	$ 57,519	$3,368,627	$243,772	$504,977	$1,455,709	$ 8,708,501

	Additions during the year:

	Acquisition costs:	-	-	-	13,800	125,460	-	-	-	-	-	1,590	140,850

	Exploration costs:
	Administration	-	82	-	347	31	440	-	27,160	2,367	6,252	962	37,641
	Drilling	-	1,395	-	137,203	-	75,956	-	1,060,895	-	-	-	1,275,449
	Geochemistry	-	-	-	297	73,247	-	-	23,428	-	6,624	5,059	108,655
	Geology	10,066	484	8,863	18,846	122,928	9,967	2,554	291,590	10,684	199,223	45,939	721,144
	Geophysics	-	-	200	475	54,141	3,790	200	251,820	-	30,907	438	341,971
	Mobilization/demob.	-	-	-	-	8,995	-	-	306,413	7,450	31,597	-	354,455
	Permitting	3,431	150	3,800	-	530	3,561	900	51,317	161	1,560	48,514	113,924
	Prospecting	-	-	-	-	62,839	-	-	-	-	11,849	29,408	104,096
	Trenching/line	-	-	-	537	69,824	-	-	4,079	-	3,422	-	77,862

		13,497	2,111	12,863	157,705	392,535	93,714	3,654	2,016,702	20,662	291,434	130,320	3,135,197

	Less:
	Recoveries	-	(395)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(33,469)	(204,146)
	Write downs	-	(21,007)	-	-	-	-	-	-	-	-	(56,135)	(77,142)

		-	(21,402)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(89,604)	(281,288)

	Net additions	13,497	(19,291)	12,863	104,726	517,995	74,214	3,654	1,967,988	5,989	270,818	42,306	2,994,759

	Balance at
	December 31, 2005	$ 1,155,423	$416,225	$130,778	$208,523	$517,995	$ 1,352,957	$ 61,173	$5,336,615	$249,762	$775,795	$1,498,015	$11,703,260

	(1) Included in "Other Properties" in 2004

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

6.	Mineral Properties (continued)

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(a) Sarah Lake, Labrador

The Company owns a 48.2% interest in the Sarah Lake property. Donner Metals Ltd. owns 51.8% and is the operator of the property.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c) Adlatok 1, Labrador

The Company has a 59.9% interest in the Adlatok 1 property.

(d) Big Hill, Newfoundland

During 2006, the Company allowed the option to terminate and, accordingly, the carrying value of the property was written down by $209,618 to $Nil.
28

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

6.	Mineral Properties (continued)

	(e)	The Hermitage Uranium Project, Newfoundland

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four-year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $17,200 in cash has been paid and 60,000 common shares have been issued. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share, see Note 8(g) for warrant terms. The agreement is subject to a 2% of Net Smelter return Royalty (“NSR”) for the vendors with a buy-back of one-half of the royalty for $1 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four-year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $25,000 in cash has been paid and 40,000 common shares have been issued. The agreement is subject to a 2% NSR for the vendor with a buy-back of one-half of the royalty for $1 million.

On November 1, 2005, the Company acquired an additional 1,600 claims bringing the total property size to 99,200 acres (40,000 hectares) covering a major geological belt known as the “Hermitage Flexure”. The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties and becomes part of the Blue Hills and White Bear option agreement.

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation (“Bayswater”); (Bayswater and Pathfinder Resources Ltd. (“Pathfinder”) amalgamated in August 2006) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company’s property. In consideration, the Company received a 2% NSR on all commodities produced from the claims staked by Bayswater and was issued 150,000 common shares of pre-merger Pathfinder for providing to Pathfinder certain geological and technical information that was used by Pathfinder in staking the Hermitage East and West properties. Bayswater is a related party to the Company by virtue of a common director.

On June 19, 2006, the Company entered into a 50:50 joint interest agreement with Bayswater to stake approximately 151,000 acres (61,000 hectares) to the north of the Hermitage West, Blue Hills, White Bear River and Hermitage East properties, called Cochrane Pond. If either party’s interest dilutes below 10%, then that party’s interest will convert to a 10% of Net Proceeds of Production Royalty. The Company is the Operator of the project.

On June 26, 2006, the Company staked the Strickland Property, 147 claims totalling 9,100 acres (3,675 hectares) southwest of the Hermitage property.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E. and R. Quinlan to purchase a small claim block located in the middle of the Company’s wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of the Company over a four-year period. The vendors will retain a 2% NSR, one-half of which may be bought by the Company at any time for $1 million. The first year’s obligation of $3,000 cash was paid and 25,000 shares were issued.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

6.	Mineral Properties (continued)

	(e)	The Hermitage Uranium Project, Newfoundland (continued)

On December 6th, 2006, the Company entered into an agreement with Bayswater to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's Hermitage property. The first year obligations attributable to the Company include a cash payment of $12,500 (paid) and issuance of 80,000 common shares of the Company to Bayswater (issued), and funding $50,000 in exploration expenditures.

The Company's share of optional obligations following the first year includes additional cash payments of $175,000, issuing to Bayswater common shares in the Company equal to the value of 450,000 common shares of Bayswater at the date of issuance over three years and contributing $450,000 in exploration expenditures over four years. The underlying owner's 10% property interest may be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. Bayswater may reduce the NSR to 2% by paying the owner $2 million, of which $1 million would be payable by the Company.

	(f)	Nepisiguit/Stewart, New Brunswick

The Company’s 100% owned Nepisiguit/Stewart copper/zinc property is located in the Bathurst area of New Brunswick. On September 27, 2005, the Company negotiated a royalty agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) on the Nepisiguit portion of the property. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and held a 2% NSR with no buy-down provision. Under the new royalty agreement, the Company provided BHP Billiton with a 2.75% NSR subject to a buy-down to 1.0% NSR for $1.5 million at any time. In exchange for the increased NSR, BHP Billiton agreed to waive its right to earn back a 55% interest and therefore, has no future right to earn a participating interest in the property.

	(g)	Sally, Labrador

The Company owns a 100% interest in the Sally property.

	(h)	Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton Diamonds”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated (“NTI”) leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton Diamond’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study by December 31, 2014. The Company has made sufficient expenditures to vest a 50% interest. Since the initial date of the agreement, the property has been reduced to five leases totaling 58,000 acres (23,600 hectares). The option agreement is subject to a variable net smelter return gold royalty ranging from 1% to 3% based on gold prices (royalties are now held by International Royalty Corporation) and a 12% royalty to NTI on net profits payable on production. If a mineral discovery, excluding gold, is made, BHP Billiton Diamonds may exercise a back-in option on the mineral discovery allowing BHP Billiton Diamonds to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

6.	Mineral Properties (continued)

	(i)	Dewar Lake, Nunavut

The Company earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds by incurring $200,000 in expenditures on the property. This expenditure was completed by December 31, 2004. No further significant work was completed in 2005 and 2006, and the final remaining prospecting permit expired on January 31, 2007. The property carrying value of $275,829 was written down to zero in December 2006.

	(j)	Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited, (now named Xstrata PLC, “Xstrata”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres (290,000 hectares) all on Baffin Island, Nunavut. The original permits adjoined the Qimmiq and Dewar Lake properties optioned from BHP Billiton Diamonds. The Company may earn a 100% interest in Xstrata’s exploration rights and interests on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

Under the agreement, if a nickel and/or base metal mineral discovery is made, Xstrata may exercise a back-in option on the mineral discovery to acquire up to an aggregate 75% interest. If a diamond resource discovery is made, Xstrata may exercise a back-in option to acquire up to an aggregate 50% interest. The property is also subject to a back-in right allowing BHP Billiton Diamonds the right to earn a 75% interest in sedex deposits. There are no back-in rights to gold.

The agreement is subject to the following royalties payable to Xstrata:

on gold, a sliding scale NSR from 1% to 3% based on gold prices;

on nickel production, a 2% NSR;

on diamonds, a 2% gross overriding royalty; and

on base metal production, a 1.5% NSR.

In the fall of 2005, the Company staked nineteen mineral claims to cover the favourable portions of the prospecting permits in advance of their expiry. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

6.	Mineral Properties (continued)

	(k)	Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at December 31, 2006 and 2005 are as follows:

	2006	2005

British Columbia
Abe and Pal (1)	$108,213	$99,312
Aten and Tam (2)	68,852	62,329
Link, Mate and Tut	19,091	24,631
Nunavut
Talik	103,125	68,041
Labrador
Sadie	8,796	8,767
Ontario
Matheson	14,213	14,213
McVean	8,694	8,558
Sabin	92,633	88,517
Quebec
Despinassy (3)	92,886	89,586
Yukon
Olympic, Rob (4)/(5)	993,813	1,031,309
Rein	4,612	2,752

	$1,514,928	$1,498,015

(1) On October 12, 2004, the Company entered into a Purchase and Royalty Agreement to purchase John Robins’ 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough of British Columbia, to own a 100% interest in the properties. In consideration, the Company issued 70,000 units consisting of one common share and one-half of one purchase warrant (expired on October 27, 2005, unexercised). In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party. A third party deal that included ABE and PAL was executed subsequent to December 31, 2006 as summarized in 14 (c) below.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

6.	Mineral Properties (continued)

	(k)	Other Properties (continued)

		(2)	On September 9, 2005, the Company entered into an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 20,800 acres (8,400 hectares) of mineral claims in the Omineca area of British Columbia, hereinafter referred to as the Tam/Misty property. In addition, the Company will receive 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the Tam claims) totaling 75 hectares owned by the Company which lie within the boundary area of the Tam/Misty property.

On February 13, 2006, Teck Cominco Limited (“Teck Cominco”) entered into an option agreement with prospectors Lorne Warren and Westley Grant Luck on the Tam/Misty property. Teck Cominco can earn 100% of Warren and Luck’s 90% interest by making $525,000 in staged cash payments and incurring $2.6 million in exploration expenditures before December 31, 2011. As part of the Company’s 10% carried interest in the Tam/Misty property, the Company received a cash payment of $2,500. In addition, the Company may receive a 1.5% NSR of which $250,000 is payable, as an advance royalty, starting on December 31, 2012. This royalty is subject to a buy- down provision that, if exercised, would pay $1.0 million to the Company.

		(3)	On April 26, 2004, Cameco Corporation (“Cameco”), the Company’s Joint Venture Partner on the Despinassy project in Quebec, entered into an Agreement with Alto Ventures Ltd. (“Alto Ventures”) for Cameco’s 70% interest in the project. The Company waived it’s right of first refusal under the Joint Venture in consideration for 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share; Alto Ventures carried the Company for $150,000 of Joint Venture obligations; and the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw from the Agreement with Cameco. The Company’s current interest in the property will be calculated once the final reporting from the 2006 program is received from Alto Ventures and approved by the Company.

		(4)	On May 1, 2006, the Company signed a Letter of Intent with Blackstone Ventures Inc. (“Blackstone”) to acquire Blackstone’s 50% interest in the Rob uranium property, Yukon Territory, to increase the Company’s interest to 100%. In consideration, the Company issued 305,000 common shares to Blackstone and granted a 1% NSR on metal production from the Property, which may be reduced to 0.5% at any time for $1,000,000.

		(5)	On August 2, 2006, the Company signed a Letter of Intent with Fjordland Exploration Inc. (“Fjordland”) on the Company’s wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five-year period ending on December 31, 2011. Of this, $50,000 (received) and 350,000 treasury shares (received) were payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

6.	Mineral Properties (continued)

(k) Other Properties (continued)

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland’s 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 Joint Venture is formed, each party shall fund its share of on-going costs pro-rata. Should either party’s interest be reduced below 10%, its interest shall convert to a 10% NPI.

7.	Property, Plant and Equipment

			2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Furniture and fixtures	$57,240	$52,927	$4,313
Computer equipment	158,284	125,465	32,819
Leasehold improvements	28,293	11,789	16,504

	$243,817	$190,181	$53,636

			2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Furniture and fixtures	$57,240	$50,341	$6,899
Computer equipment	142,132	109,958	32,174
Leasehold improvements	28,293	7,073	21,220

	$227,665	$167,372	$60,293

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

8.	Share Capital

	(a)	Authorized:

Unlimited common shares without par value

	(b)	Issued and outstanding common shares:

	Number of
	Shares	Amount

Balance, December 31, 2004	30,757,590	$23,502,262
Issued for cash:
Private placements, net of issue costs (Note 8(c))	8,671,058	2,356,974
Exercise of options, for cash	70,000	13,700
Issued for other consideration:
Income tax effect on flow-through share renunciation
(Note 8(d))		(593,874)
Exercise of options, stock-based compensation		9,724
For mineral property	101,000	28,070

Balance, December 31, 2005	39,599,648	25,316,856
Issued for cash:
Private placements, net of issue costs (Note 8(c))	17,469,808	7,306,437
Exercise of options, for cash	734,332	196,347
Exercise of warrants, for cash	3,074,787	1,510,154
Issued for other consideration:
Income tax effect on flow-through share renunciation (Note 8(d))		(689,824)
Exercise of options, stock-based compensation (Note 8(f))		115,806
For mineral property	409,000	153,130

Balance, December 31, 2006	61,287,575	$33,908,906

(c)	Private placements

	(i)	On December 28, 2006, the Company closed a non-brokered flow-through private placement, which raised gross proceeds of $2,120,725. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share have been issued. Fees paid include $67,245 in cash and 56,023 common shares at a deemed price of $0.75 per share.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

8.	Share Capital (continued)

	(c)	Private placements (continued)

(ii) On May 12, 2006, the Company completed a brokered private placement for gross proceeds of $3,885,000 consisting of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half of one non-transferable share purchase warrant.

Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. Fees paid include $229,026 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent’s warrants and an administration fee of $5,000. The Agent’s warrants have the same terms as the client’s warrants. In addition, the Company completed a non-brokered flow-through private placement for gross proceeds of $1,699,999 consisting of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent’s warrants. Each Agent’s warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007.

All of the warrants and the Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

(iii) On October 21, 2005, the Company completed a non-brokered private placement and issued 2,283,650 flow-through common shares at $0.35 per share and 1,089,575 units at $0.33 per unit. Each unit consisting of one common share and one-half of one non-transferable share purchase warrant, with each whole warrant exercisable into one common share to October 20, 2006 at a price of $0.45 per common share. The securities were subject to a four month hold period. Finder’s fees of $2,082 were paid in cash.

(iv) On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share. The securities were subject to a four month hold period. Finders’ fees paid consisted of $7,980 in cash and 204,166 common shares.

	(d)	Income tax effect on flow-through share renunciation

In March 2006, the Company renounced $2,021,757 of exploration expenditures under its flow- through share program, resulting in a future tax liability of $689,824, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $689,824 (see Note 13).

In February and March of 2005, the Company renounced $1,667,249 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $593,874, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $593,874 (see Note 13).

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

8.	Share Capital (continued)

(e) Stock options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, the Company may grant stock options for the purchase of up to 7,944,396 common shares. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At December 31, 2006, the Company had stock options outstanding for the purchase of 3,963,003 common shares with an average remaining contractual life of 2.90 years, of which 3,610,003 stock options are exercisable at December 31, 2006.

			Weighted Average
		Shares	Exercise Price

Outstanding at December 31,	2004	2,839,335	$0.41
Granted		833,000	$0.26
Exercised		(70,000)	$0.20
Expired		(17,000)	$0.56

Outstanding at December 31,	2005	3,585,335	$0.39
Granted		1,112,000	$0.35
Exercised		(734,332)	$0.19

Outstanding at December 31,	2006	3,963,003	$0.40

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

8.	Share Capital (continued)

	(e)	Stock options (continued)

The following summarizes information about stock options outstanding at December 31, 2006:

Number of	Exercise	Expiry Date
Shares	Price

330,337	$0.20	January	23,	2008
221,666	$0.26	August	20,	2008
15,000	$0.50	December	18,	2008
700,000	$0.53	January	21,	2009
50,000	$0.64	February	19,	2009
781,000	$0.56	May	18,	2009
100,000	$0.40	September 6,		2009
200,000	$0.40	September	21,	2009
25,000	$0.34	January	23,	2010
428,000	$0.25	July	19,	2010
282,000	$0.39	May 7,		2011
730,000	$0.30	June	19,	2011
100,000	$0.56	October 22, 2011

3,963,003

For stock options granted and exercised after December 31, 2006, see Note 14(a) and 14(e).

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2006	2005

Risk-free interest rate	2.65%	2.52%
Expected dividend yield	-	-
Expected stock price volatility	112.06%	116.98%
Expected option life in years	2.90	3.15

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the period.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

8.	Share Capital (continued)

	(f)	Stock-based compensation

The following summarizes information about option compensation:

	2006	2005

Stock-based compensation, beginning of year	$1,097,149	$746,157
Stock-based compensation expense	144,821	368,310
Reallocated to capital stock	(115,806)	(9,724)
Reallocated to contributed surplus	-	(7,594)

Stock-based compensation, end of year	$1,126,164	$1,097,149

The stock-based compensation expense totalled $144,821 in 2006. The expenses have been reallocated to Investor Relations, Audit & Accounting, Consulting and Wages & Benefits in the income statement. The total amount of $368,310 in 2005 has been reallocated to the same categories for comparison purpose. The breakdown is as follows:

	2006	2005

Audit and accounting	$21,080	$24,854
Consulting	46,423	38,294
Investor relations	5,929	30,929
Salary and benefits	71,389	274,234

	$144,821	$368,310

(g) Warrants and Agent’s Warrants

At December 31, 2006, the Company has outstanding warrants for the purchase of an aggregate 5,220,000 common shares as follows:

		Outstanding				Outstanding
Exercise		at				at
Price	Expiry Date	31-Dec-05	Issued	Exercised	Expired	31-Dec-06

$0.45	October 20, 2006	544,788	-	544,788	-	-
$0.50	December 8, 2006	2,500,000	-	2,500,000	-	-
$0.50	May 15, 2008*	-	5,250,000	30,000	-	5,220,000

		3,044,788	5,250,000	3,074,788	-	5,220,000

Under an option agreement on the Blue Hills and White Bear, Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) with a gross value of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009. On December 10, 2006, the Company received proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

8.	Share Capital (continued)

	(g)	Warrants and Agent’s Warrants (continued)

At December 31, 2006, the Company has outstanding agent’s warrants for the purchase of an aggregate 1,448,739 common shares as follows:

				Outstanding				Outstanding
Exercise				at				at
Price	Expiry Date			31-Dec-05	Issued	Exercised	Expired	31-Dec-06

$0.50	May	11,	2007*	-	213,089	-	-	213,089
$0.50	May	15,	2008*	-	1,040,400	-	-	1,040,400
$0.50	May	15,	2008*	-	195,250	-	-	195,250

				-	1,448,739	-	-	1,448,739

* All of the warrants and Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

For warrants exercised after December 31, 2006, see Note 14(e).

9.	Related Party Transactions

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has the following related party transactions and balances:

	(a)	The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in due from related parties is an aggregate of $17,072 (2005 - $5,707) owed by those companies for shared administrative expenses.

	(b)	The Company paid or accrued $15,025 (2005 - $2,126) in legal fees to a law firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities is $222 (2005 - $Nil).

	(c)	The Company paid or accrued $6,600 (2005 - $Nil) in geological consulting services to a director of the Company. Included in accounts payable and accrued liabilities is $Nil (2005 - $991).

	(d)	Included in marketable securities are $29,400 (2005 - $Nil) common shares of Bayswater and 517,647 (2005 - 167,647) common shares of Fjordland Exploration Inc., a company related by virtue of a common director, and 470,000 (2005 – 570,000) common shares of Diamonds North Resources Ltd., a company related by virtue of another common director. During the year, the Company sold 58,800 common shares of Bayswater and 100,000 common shares of Diamonds North.

	(e)	Included in accounts payable is $2,385 (2005 - $8,758) owed to Diamonds North Resources Ltd.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

10.	Commitment

The Company entered into an agreement for the lease of new office premises for a six-year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

11.	Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

12.	Supplemental Cash Flow Information

	2006	2005

Significant non-cash operating, investing and financing activities:
Investing activities:
Marketable securities received for mineral property	$169,250	$19,000
Shares issued for mineral property	153,130	28,070

	$322,380	$47,070

Financing activities:
Income tax effect on flow-through share	$(689,824)	$(593,874)
renouncement
Shares issued for mineral property	153,130	-
Fair value of options exercised	196,146	9,724

	$(340,548)	$(584,150)

Other cash flow information:
Interest received	$57,510	$10,958
Income taxes paid	$30,330	$-

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

13. Income Taxes

As at December 31, 2006, the Company has non-capital losses of approximately $2,830,450, which may be applied against future income for Canadian income tax purposes. The potential income tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2008	$376,700
2014	891,400
2015	705,800
2026	856,550

$2,830,450

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005

	34.12%	34.12%
Income tax benefit computed at Canadian
statutory rates	$433,114	$330,773
Permanent differences not recognized in year	(47,523)	(67,750)
Temporary differences not recognized in year	179,441	22,429
Tax losses not recognized	(805,232)	(47,597)
Changes in tax rates	-	27,807

	(240,200)	265,662
Future income tax arising from flow-through	689,824	593,874
share renouncements (Note 8(d))

Future income tax benefit (expense)	$449,624	$859,536

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2006	2005

Future income tax assets (liabilities)
Non-capital losses carried forward	$1,008,206	$916,485
Capital losses carried forward	23,439	-
Temporary differences on mineral properties	(2,093,431)	(1,575,644)
Temporary differences on other assets	227,671	65,244

Future income tax liabilities, net	$(834,115)	$(593,915)

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

13.	Income Taxes (continued)

The Company’s future income tax liability arises primarily from the renunciation of mineral exploration costs on flow-through shares issued to investors. Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2006 and which are segregated for such expenditures. As at December 31, 2006, the amount of flow-through proceeds remaining to be expended is $ 2,120,725 (2005 - $565,645).

14.	Subsequent Events

(a) On January 2, 2007, the Company granted officers, employees and consultants incentive stock options under the Company’s stock option plan to purchase an aggregate of 415,000 treasury shares. The options are exercisable for a period of five years at a price of $0.87 per share and are subject to the policies of the TSX Venture Exchange.

(b) On February 7, 2007, the Company reported that it had entered into an agreement with Geoinformatics Exploration Canada Limited (“GXL") whereby GXL may earn an initial 60% interest and an ultimate 80% interest in the Company’s five properties in the Omineca Mining District, British Columbia, located about 100 kilometers south of the Kemess Copper-Gold mine.

The properties include ABE, PAL, MATE, ATEN and TUT. GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to the Company $300,000 in cash of which $50,000 in cash and $750,000 in work expenditures is the commitment for 2007 and a second cash payment of $250,000 made to the Company once GXL vests at 60%.

Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to the Company and pays the Company $1,500,000, at which time GXL will have earned an 80% working interest in the properties. Once GXL vests at 80%, a joint venture will be formed (CMD 20% / GXL 80%). Funding on the properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, the Company will be entitled to propose a budget and program on the Properties, which will be funded pro-rata or GXL's interest will dilute. A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million. An underlying agreement between the Company and John Robins, summarized in Note 6(k), applies to the ABE and PAL claims only. Under this underlying agreement, fifty-percent of the cash considerations attributable to ABE and PAL less 10% management fees and a royalty consideration will be transferred to John Robins.

Notes to Financial Statements For the years ended December 31, 2006 and 2005 (expressed in Canadian dollars)

14.	Subsequent Events (continued)

	(c)	On March 1, 2007, the Company reported that it had entered into an agreement with Vulcan Minerals Inc. ("Vulcan") whereby the Company may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland. The Company may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five-year period by issuing to Vulcan 500,000 common shares and completing $3.5 million in exploration work, including 150,000 shares of the Company on regulatory approval and $100,000 of exploration expenditures in the first year. An initial cash payment of $50,700 will be paid to Vulcan to cover refundable staking deposits with the provincial Department of Natural Resources. Any future refunds will be the property of the Company. Once the Company has earned its 80% interest, a joint venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production. As at the date of this report, regulatory approval for the agreement had been attained and the cash payment and share issuances were made.

	(d)	Subsequent to December 31, 2006, the Company issued 382,000 common shares for proceeds of $148,240 pursuant to the exercise of stock options and 271,750 common shares for proceeds of $135,875 pursuant to the exercise of warrants.

COMMANDER RESOURCES LTD.

Form 52-109F1 ***Certification of Annual Filings***

I, Kenneth E. Leigh, President and Chief Executive Officer of Commander Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the period ending on December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual consolidated financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared and;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 2, 2007

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

45

COMMANDER RESOURCES LTD.

Form 52-109F1 ***Certification of Annual Filings***

I, Michael Chen, Chief Financial Officer of Commander Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the period ending on December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual consolidated financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared and;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 2, 2007

By: *"Michael Chen"*

Michael Chen
Chief Financial Officer

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

46

Description of Business

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, uranium and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on a gold project on Baffin Island, Nunavut and on a uranium property in southern Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2006.

Forward-Looking Information and Report Date

This Management Discussion and Analysis (“MD&A”) may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words “anticipate”, “believe”, “estimates”, “expects” and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company’s proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of April 2, 2007 (the “Report Date”).

Highlights for the Year Ended December 31, 2006

During the year, the Company was actively exploring both the Baffin Island gold project in Nunavut and the Hermitage uranium project in Newfoundland.

Baffin Gold Project, Nunavut

Follow-up drilling on the high grade zone discovered on the Ridge Lake target in 2005 included step-out holes from 05-35 (10.63 g/t gold over 8.89 metres including 21.30 g/t gold over 4.24 metres). Hole 06-50 drilled 50 metres to the southwest intersected 10.17 g/t gold over 4.45 metres, including 15.96 g/t gold over 2.85 metres at a depth of 105 metres, and hole 06-55, drilled a further 50 metres to the southwest intersected 8.79 g/t gold over 1.80 metres, defining a southwest plunging high-grade gold shoot. Hole 06-62 drilled as a 150 metre step-out to the southwest of RLD-05-44 (15.13 g/t gold over 1.67 metres) intersected 2.02 g/t gold over 2.09 metres indicating that the system is open to the west, southwest and south in that area.

Two new gold mineralized zones were discovered in 2006, the Brent Shear Zone and the Gabbro Shear Zone. The Brent Shear zone, located five kilometres southwest of Ridge Lake consists of a 1,400 metres long shear zone with well developed quartz veining that contains arsenopyrite and pyrrhotite. Surface grab samples returned up to 113.95 g/t gold with 21 of 66 samples assaying greater than 5 g/t gold. Two test holes, drilled 100 metres apart, confirmed the gold potential of the shear zone. The best result was 6.41 g/t gold over 1.0 metre. At Ridge Lake, a second, similar shear zone, located 1.8 kilometres west of 2005 drill hole RLD-05-35 contained 3-5%, disseminated, medium to coarse grained arsenopyrite over a strike length of 250 metres. Six grab samples from this zone contained 1.34 to 9.23 g/t gold. This target was not drill tested.

Diamond drilling on the Durette prospect produced initial results of 9.61 g/t gold over 1.56 metres at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold.

Hermitage Uranium Project, Newfoundland

Significant work in 2006 included a 5,000 line kilometre airborne survey and a follow-up prospecting program. Assay results of 3.1%, 2.79% and 1.64% U3O8 were reported from boulders on the HE-2 prospect, White Bear River area and three new uranium showings (HE-9, HE-18A, HE-1A) were found within a 4 kilometre x 7 kilometre area that includes the HE-2, Doucette, HE-1 and #3 Showings. At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U3O8.  At the He-18A Prospect, a boulder assayed 0.35% U3O8.

A new bedrock uranium showing, named Troy’s Pond, was discovered which led to staking of the 147 claim, 9,100 acre (3,675 hectare) Strickland Property. Significant uranium values from bedrock included 0.19% U3O8 and 0.22% U3O8.  Another new discovery was reported on the Strickland Property from follow-up of airborne radiometric anomaly ST-129. Five samples from preliminary sampling of bedrock exposures exceeded 0.20% U3O8, the highest assays being 0.80% and 0.31% U3O8.

In November, 2006, the Company commenced a 3,000 metre drill program, the first ever drilling program on the large Property and intended as a first pass program to focus on testing the Doucette, He-2, Blue Hills Main Zone, ST-129 and Troy’s Pond uranium prospect areas. Target priority was set by geological considerations.

By the end of 2006, 960 metres of drilling in eight (8) core holes was completed on the ST-129 (5 core holes) and Troy’s Pond prospects (3 core holes). All eight holes intersected anomalous radiometric zones.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E. and R. Quinlan to earn a 100% interest in claims containing an historical uranium showing grading 0.19% U3O8.  The new property is surrounded by the Company’s wholly owned Strickland Property.

On December 6, 2006, the Company reported that it had entered into an agreement with Bayswater Uranium Corp. (“Bayswater”) to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's large Hermitage Uranium property.

Other Properties

On May 1, 2006, the Company reported that it had acquired Blackstone Venture Inc.’s (“Blackstone”) 50% interest in the Rob uranium Property, Yukon Territory, thereby increasing its ownership to 100%. The Company issued 305,000 common shares of the Company to Blackstone and provided Blackstone with a 1% Net Smelter Returns Royalty ("NSR") on metal production from the Property. The NSR may be reduced to 0.5% at any time by the Company paying CDN$1,000,000 to Blackstone.

On August 2, 2006, the Company signed a Letter of Intent with Fjordland Exploration Inc. (“Fjordland”) on the Company’s wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million common shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five year period ending on December 31, 2011. Of this, $50,000 and 350,000 common shares were received by the Company. Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million common shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland’s 80% interest.

If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 JV is formed, each party shall fund its share of on-going costs pro-rata. Should either party’s interest be reduced below 10%, its interest shall convert to a 10% NPI.

Subsequent Events to December 31, 2006

§On January 2, 2007, the Company reported that it had retained Michael G. Chen, CPA, MBA to provide consulting services to the Company in the capacity of Chief Financial Officer. Mr. Chen has more than 13 years of extensive finance management experience with multi-national corporations in North America. He currently acts as a CFO to two companies. Most recently he was the CFO of Spur Ventures, a Toronto Stock Exchange listed company. Prior to Spur Ventures, Mr. Chen held various financial management positions that included posts with two Fortune 500 companies in the U.S. Mr. Chen is a U.S. Certified Public Accountant. He received a bachelor's degree in International Finance from Beijing University and an MBA from the University of Arizona. Mr. Michael Lee, the former CFO, will stay on with the Company as a business advisor.

§On February 2, 2007, the Company reported drill results from the ST-129 and Troy’s Pond prospects on the Strickland Property, Newfoundland. Hole SP-06-06 intersected 0.045% U3O8 or 1.0 pound per tonne U3O8 over 4.3  metres within a broader zone 15.5 metres wide grading 0.021% U3O8 within 40 metres of surface.

§On February 7, 2007, the Company reported that it had entered into an agreement with Geoinformatics Exploration Canada Limited (“GXL") whereby GXL may earn an initial 60% interest and an ultimate 80% interest in the Company’s five (5) properties in the Omineca Mining District, British Columbia, located about 100 km south of the Kemess Copper-Gold mine. GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to the Company $300,000 in cash of which $50,000 (paid) and $750,000 in work expenditures is the commitment for 2007 with a second cash payment of $250,000 made to the Company once GXL vests at 60%. Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to the Company and pays the Company $1,500,000, at which time GXL will have earned an 80% working interest in the properties. Once GXL vests at 80%, a Joint Venture will be formed (CMD 20% / GXL 80%). Funding on the properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, the Company will be entitled to propose a budget and program on the properties which will be funded pro-rata or GXL's interest will dilute. A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million.

§On March 1, 2007, the Company reported that it had entered into an agreement with Vulcan Minerals Inc. ("Vulcan") whereby the Company may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland.

The Company may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five year period by issuing to Vulcan 500,000 common shares, including 150,000 shares of the Company on regulatory approval (issued) and completing $3.5 million in exploration work, including and $100,000 in the first year. An initial cash payment of $50,700 was paid to Vulcan to cover refundable staking deposits with the Provincial Department of Natural Resources. Any future refunds will be the property of the Company. Once the Company has earned its 80% interest, a Joint Venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production.

Baffin Island Gold Project, Nunavut

From 2003 to 2006, the Company’s exploration work on central Baffin Island resulted in the discovery of 16 gold occurrences over a strike length of 140 kilometres. The primary target is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA and other iron formation hosted gold deposits such as Lupin, Nunavut, and Morro Velho, Brazil.

The Bravo Lake Formation contains high grade gold values in three separate iron formation units and within at least two large shear zones in younger granodiorite and gabbro units. In each of the different settings, gold occurs primarily as free gold, disseminated, within quartz veins and associated with arsenopyrite. The most advanced prospects are Malrok (see Qimmiq), Ridge Lake (see Qimmiq), and Durette (see Bravo Lake). The Brent Shear Zone, discovered in 2006, represents a new and potentially significant target on the property.

The Baffin Island Property is subject to three separate option agreements named Qimmiq, Dewar Lake and Bravo Lake. The Company owns 100% of the Dewar Lakes property (now lapsed) and 50% of the Qimmiq property. The project area is typified by flat rolling hills of exposed rock and tundra located on tidewater and dotted with deep lakes providing access to water throughout the year. In addition, the Company has temporary access to two “Distant Early Warning” (DEW line) radar stations each with an operational 4,000 foot airstrip. Access to the camp and field is via fixed wing and/or helicopter.

The budget breakdown for the 2006 Baffin Island exploration program follows:

Baffin Island 2006 Budget

	Budget	Actual	Variance

Drilling	$2,000,000	$2,397,233	$(397,233)
Geochemistry	20,000	2,093	17,907
Geology	220,000	80,893	139,107
Geophysics	100,000	20,506	79,494
Property	60,000	68,603	(8,603)
Mobilization/demob.	300,000	10	299,990
Prospecting and trenching	200,000	230,677	(30,677)

	$2,900,000	$2,800,015	$99,985

“Actual” costs incurred for “Mobilization/demob” and “Geology” were allocated to the “Drilling” category.

The Company engaged GeoVector Management Inc. of Ottawa to operate the 2006 field program.

Qimmiq Property, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton Diamonds”) to explore for gold and base metals on Nunavut Tunngavik Incorporated (“NTI”) leases on Baffin Island, Nunavut. Malrok, which was drill-tested in 2004, Ridge Lake, the focus of the 2005 and 2006 program, and the Brent Zone are located on the Qimmiq property along with several of the other gold prospects. The Company made sufficient expenditures through 2005 to vest a 50% interest in the property. Since the initial date of the agreement, the property has been reduced to five (5) leases totaling 58,000 acres (23,600 hectares).

Qimmiq Exploration Program - 2006

Drilling on the Ridge Lake zone included 18 holes for a total of 2,731 metres. Two additional holes totaling 247 metres were drilled to test the newly discovered Brent Shear Zone and two holes totaling 251.31 metres were drilled as stratigraphic tests. Results are tabulated below.

Drilling to date at Ridge Lake has defined a semi-continuous sheet of gold mineralization containing higher grade plunging shoots, typical of the iron formation class of gold deposits. Higher grade intercepts in holes 06-50 and 06-55 along a southwest-plunging structural trend from hole 05-35 (21.24 g/t gold over 4.24 metres at a depth of 89 metres), define a high-grade shoot of unknown width that extends over a plunge length of at least 100 metres. The shoot is open both up-plunge to the northeast and down-plunge to the southwest within the eastern portion of the mineralized zone outlined by the 2005 drilling. This high-grade shoot is within a south-dipping sheet of lower grade mineralization that extends to surface where previously reported channel sampling identified local high grade gold values including 15.4 g/t gold over 1.9 metres.

A similar southwest-plunging structure is seen in the drill data for the western portion of the Ridge Lake central zone where holes 06-53 and 06-54 contribute to existing drill intercepts to define part of a lower grade sheet in an area where several previously reported holes trace a higher-grade shoot with approximately the same southwest orientation.

While only about a one kilometre extent of the entire Ridge Lake prospect has been drilled, the results and the identification of a predominant plunge direction to high grade shoots will help to focus follow-up drilling in the central zone and guide future targeting on similar trends along the Ridge Lake prospect and other prospects on the large property.

Several proposed holes to the east and west of the central mineralized zone on Ridge Lake and the eastern end of the prospect trend were not completed because of early season drilling delays and the decision to move the drill onto the newly discovered Brent Showing prior to the suspension of this years drilling program.

-NSA = No Significant Assays

The Brent Showing, located five kilometres southwest of Ridge Lake, consists of a 1,400 metre long shear zone with well developed quartz veining that contains arsenopyrite (5-50%) and pyrrhotite (3-5%). A total of the 66 grab samples collected along the length of the shear zone contained values ranging up to 113.95 g/t gold. A total of 21 samples (32%) assayed greater than 5 g/t gold and nine samples (14%) assayed greater than 10 g/t gold. The shear zone is up to 50 metres wide and represents a new and potentially significant target type on the property.

The first two holes on the Brent showing were drilled 100 metres apart on the eastern portion of the near vertical shear zone. Hole Q2-06-01 intersected the shear zone between 19.0 metres and 59.0 metres, a 33 metre interval containing five percent quartz veining with arsenopyrite. Within this wider interval, a 13.7 metre wide zone of more intense alteration, sulphides and quartz veining between 45.5 and 59.2 and correlative with the zone sampled on surface, contained 5-10% quartz veins with up to 25% arsenopyrite. Sulphides consisting of 1-10% arsenopyrite and 1-3% pyrrhotite were also identified as disseminations in the host rock surrounding these veins. In hole Q2-06-02, drilled 100 metres west from hole Q2-06-01, the same shear zone and mineralized zone was intersected between 16.50 metres and 45.00 metres. The strongest alteration zone was intersected between 25.0 metres and 31.0 metres with a similar alteration and mineral association to that intersected in hole Q2-06-01. Results for the two holes are presented in the table above.

Bravo Lake Property, Nunavut

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited (now named Xstrata PLC, “Xstrata”) on twelve Nunavut Exploration Permits on Baffin Island, Nunavut. The Durette Prospect is located at the eastern end of the 140 kilometre long Bravo Lake gold belt, approximately 50 kilometres east of Ridge Lake. In the fall of 2005, the Company staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

Bravo Lake Exploration Program - 2006

The Bravo Lake 2006 program focused primarily on the “Durette” Prospect identified in 2005 and is located at the eastern end of the property. The program included 1,234 metres of drilling in six holes over a 465 metre strike length and to a maximum depth of 278 metres. Ground conditions, including slumped mega-blocks of the silicified iron formation and deep snow cover, prevented a direct test of surface mineralization over the central part of the main showing area.

Bravo Lake Exploration Results - 2006

Drill holes 06-01 and 06-02 were drilled from the same set-up as a direct test of the exposed silicified iron formation. Hole 06-01 intersected 0.41 g/t over 6.07 metres, from 5.83 to 11.90 metres depth, which included 1.26 g/t over 0.67 metres. Hole 06-02 intersected 1.57 g/t over 2.80 metres, from 6.80 to 9.60 metres depth.

Drill hole 06-03, the most westerly of the six-hole program, intersected 9.61 g/t over 1.56 metres at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold.

Drill holes 06-04 and 06-05 were drilled from north to south to intersect the east-west structure at depth beneath the exposed surface mineralization. The holes could not be spotted to intersect the silicified iron formation directly due to local ground conditions, so the main target could not be tested with either hole in the central area. No significant assays were reported.

Drill hole 06-06, collared about 200 metres southeast of holes 4 and 5, was drilled at the eastern end of the known alteration zone to test for buried silicified iron formation and to intersect possible vein-style mineralization at depth. Approximately 2 metres of silicified iron formation was intersected from 2.0 to 4.0 metres. No significant assays were reported.

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres (65,000 hectares). The Company earned a 100% interest in the property with completion of the 2004 program. No significant exploration work was completed in 2005 or 2006 and the final permit lapsed on January 31, 2007. The property carrying value of $275,829 was written down to nil in December 2006.

The Hermitage Uranium Project, Newfoundland

The Hermitage Uranium Project is located just north of the port town of Burgeo in southern Newfoundland and is intersected by Highway 480 and a major power-line. In 2005, the Company assembled approximately 99,200 acres

(40,000 hectares) of land in southern Newfoundland covering a strike length of more than 100 kilometres through two separate option agreements and 1,600 claims staked on-line. By 2006, the property had grown to approximately 447,300 acres (180,400 hectares) covering a strike length of 144 kilometres. The Project includes the contiguous Hermitage Property, Strickland Property, Cochrane Pond Property and the Murphy Option. In addition, the Company holds a royalty on the adjacent Hermitage East and Hermitage West properties which are owned by Bayswater.

The property area is 90-95% covered by thin overburden, with limited outcrop exposure. The overburden is considered to be in the order of a few metres to ten metres. Prospecting and surface sampling to date has identified 23 uranium occurrences; thirteen discovered by the Company's prospecting crew, seven of which were made with the assistance of the airborne radiometric survey flown in 2006. Numerous high values in grab samples from boulders and outcrop exposures range up to 3.1% U3O8.

Uranium mineralization is interpreted to be stratabound hosted by sandstone and felsic volcanic rocks of Ordovician age (450 million years) in the southwest portion of the Gander Tectonic Zone of Newfoundland, intruded and underlain by radiogenic granite bodies and cut by the regional Hermitage flexure structural zone. Two of the smaller showings were reported to be within one of the granitic bodies. Pitchblende appears to be the primary uranium mineral, with minor associated uraninite, autinite, uranophane and brannerite.

Hermitage Property (Blue Hills, White Bear, Couteau Lake)

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear River uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant, and completing $1,000,000 in exploration work. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of one-half of the royalty for $1.0 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake property from prospector Lai Lai Chan over a four-year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. The agreement is subject to a 2% Net Smelter Returns Royalty for the vendor with a buy-back of one half of the royalty for $1.0 million.

In the fall of 2005, the Company acquired an additional 1,600 claims (99,200 acres, 40,000 hectares) covering the Hermitage Flexure and tying together the Blue Hills and White Bear River properties within the Blue Hills and White Bear option agreement

Strickland Property

On June 26, 2006 the Company staked the Strickland Property, 147 claims totaling 9,100 acres (3,675 hectares) located to the south of Bayswater’s Hermitage West property.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E and R Quinlan to purchase claims containing an historical uranium showing grading 0.19% U3O8. The new property is surrounded by the Company’s wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 common shares of the Company over a four year period. The first tranche of 25,000 common shares and $3,000 cash were issued on October 5, 2006. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million.

Cochrane Pond

On June 28, 2006 the Company and Bayswater jointly staked the Cochrane Pond Property, approximately 151,000 acres (61,000 hectares) of favourable geology to the north of the Company’s Hermitage Property.

Murphy Option

On December 6, 2006, the Company reported that it had entered into an agreement with Bayswater to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's Hermitage Property. The first year obligations attributable to the Company include a cash payment of $12,500 (paid) and issuance of 80,000 shares of the Company to Bayswater (issued), and funding $50,000 in exploration expenditures.

The Company's share of optional obligations following the first year include additional cash payments of $175,000, issuing to Bayswater shares in the Company equal to 450,000 shares of Bayswater over three years and contributing $450,000 in exploration expenditures over four years. The underlying owner's 10-per-cent property interest will be carried to commercial production; prior to production, the interest may be converted to a 3-per-cent net smelter return royalty (NSR) on production. Bayswater may reduce the NSR to 2 per cent by paying the owner $2-million, of which $1 million would be payable by the Company.

Hermitage East and West

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation (“Bayswater”); (Bayswater and Pathfinder Resources Ltd. (“Pathfinder”) amalgamated in August 2006) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company’s property. In consideration, the Company received a 2% NSR on all commodities produced from the claims staked by Bayswater and was issued 150,000 common shares of pre-merger Pathfinder for providing to Pathfinder certain geological and technical information that was used by Pathfinder in staking the Hermitage East and West properties. Bayswater is a related party to the Company by virtue of a common director.

Hermitage Exploration Program - 2006

A 5,000 line kilometre airborne radiometric, magnetic and radiometric geophysical survey was flown in June by Aeroquest International Limited. A second survey covered the newly acquired Strickland property. To help minimize costs, the Company shared mobilization and camp costs with Bayswater who flew a survey over their Hermitage East and West properties.

Detailed ground prospecting based on the airborne survey data included follow-up work on known uranium prospects as well as on new showings discovered from the airborne data. Most samples collected during the first pass prospecting program consisted of 1.5 kg composite rock chip samples from bedrock or angular boulders considered to be close to bedrock sources. Detailed grid work including mapping, magnetic surveying, alpha track surveying, soil sampling and channel sampling were completed on specific uranium showing areas.

Hermitage Exploration Results - 2006 Strickland Property

Significant uranium values from bedrock at the Troy’s Pond prospect included 0.19% U3O8 and 0.22% U3O8.. Two channel samples graded 0.08% to 0.11% U3O8 over 0.6 to 0.8 metres, both ended at the overburden cover, which was radioactive beyond the outcrop contact.

The ST-129 prospect, discovered with the airborne radiometric survey, consisted of scattered anomalous outcrops extending for a strike length of over 400 metres in a northeast-southwest direction. A 6.7 metre long composite channel sample from outcrop exposed within a 35 metre wide alteration zone, graded 0.05% U3O8 including three  higher grade samples, 0.10% U3O8 over 1.5 metres, 0.12% U3O8 over 1.0 metre and 0.11% U3O8 over 0.6 metre. The 6.7 metre channel terminated at the overburden contact, the overburden being strongly radioactive for a further five metres along the grid line to the south. Additional higher grade channel samples included 0.10% U3O8 over 1.14  metres and 0.11% U3O8 over 0.8 metres, the latter channel ended at strongly radioactive overburden extending for several metres.

In late 2006, eight core holes totaling 960 metres of drilling were completed on the ST-129 (5 core holes) and Troy’s Pond prospects (3 core holes). All eight holes intersected anomalous radiometric zones. At Troy’s Pond, hole SP-06-06, drilled to test outcropping uranium mineralization, intersected 0.045% U3O8 or 1.0 pound per tonne U3O8 over 4.3 metres within a broader zone 15.5 metres wide grading 0.021% U3O8 within 40 metres of surface.. Several other anomalous zones carrying from 100 ppm to 150 ppm U3O8 over 0.5 to 1.5 metres were encountered at the bottom of the hole which was lost at 104 metres.

A second hole on the Troy's Pond prospect, drilled towards hole SP-06-06 and designed to test another bedrock target, intersected anomalous uranium mineralization between 103.0 and 112.5 metres ranging from 65 ppm U3O8 to 275 ppm U3O8. . A third hole was drilled 50 metres along apparent strike, west of hole SP-06-06 to a depth of 150 metres.  This hole encountered anomalous zones ranging from 50 ppm to 140 ppm U3O8 over one to three metres.

The geology of Troy's Pond consists of steeply-dipping biotite-rich metasediments or metavolcanics containing stratabound uranium mineralization. The stronger uranium mineralization is associated with 5 to 10% disseminated pyrite which can be detected using geophysical techniques.

On the ST-129 target, about one kilometre east from Troy's Pond, five shallow holes were drilled. The best value recovered was a 0.5 metre grading 0.084% U3O8 from 10.0 to 10.5 metres in drill hole 06-01. Several other uranium values from holes 06-01, 06-02 and 06-05 ran 0.053% over 0.3 metres, 0.03% U3O8 over 0.5 metres and 0.023% U3O8 over 0.8 metres. These intervals occurred within wider zones of anomalous uranium mineralization.

Hermitage Property

Assay results of 3.1%, 2.79% and 1.64% U3O8 were reported from boulders on the HE-2 prospect White Bear River  area. Three new uranium showings (HE-9, HE-18A, HE-1A) were found within a 4 kilometre x 7 kilometre area that includes the HE-2, Doucette, HE-1 and #3 Showings. At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U3O8.  At the He-A Prospect, a boulder assayed 0.35% U3O8.  At the site of airborne radiometric anomaly He-18A, two small angular boulders assayed 0.35% U3O8 and 0.07% U3O8.  These boulders were considered to be close to the source and are geologically similar to the He-2 prospect.

A radiometric boulder located 3.5 kilometres west from Doucette was found immediately adjacent to and downhill from the eastern extension of the linear magnetic high and gave 3,000 cps and assayed 0.15% U3O8.  The host rock of this prospect, named DT-1, is a biotite banded quartzite, similar to the host rock of the Doucette prospect.

In the Blue Hills area, two new radiometric anomalies where discovered during detailed prospecting along the Couteau River. Both anomalies, called Chan North, appear to be in highly strained and sheared granite and associated with strong silica and sericite alteration. An assay of 0.48% U3O8 and 0.23% Mo (molybdenum) was recovered from the 2-3 metre wide fractured zone.

Quinlan Option

The Company’s prospecting crew located a strong radiometric occurrence in a brecciated and highly altered and sheared host rock with 30-50% angular quartz fragments. The occurrence was found in the approximate area where 0.19% U3O8 was repoted by Shell Minerals in the 1980's.  Prospecting discovered a new area of sub-crop of similarly altered breccia about 500 metres west of this showing. At this new area, at least four separate uranium-bearing stratigraphic units were identified within a 12-15 metre wide zone that extends over an 800 metre long structure/contact zone. Twenty grab samples were collected from first pass prospecting, all anomalous in uranium, including three samples greater than 0.10% U3O8 and eight greater than 0.02% U3O8.  The prospect area was covered by a thin veneer of soil and grass; bedrock was exposed by hand trenching where radioactive overburden was encountered.

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2006, 2005, and 2004.

		2006		2005		2004

Total Revenues	$	Nil	$	Nil		$82,038
Loss before adjustments		(1,023,506)		(1,222,249)		(1,571,128)
Loss for the year		(819,761)		(109,905)		(2,044,797)
Basic and Diluted loss per share		(0.02)		(0.00)		(0.08)

Total Assets		$21,344,149		$13,102,513		$11,183,163
Total Long-term liabilities		Nil		Nil		Nil

Cash dividends per share	$	Nil	$	Nil	$	Nil

Results of Operations

- Fourth Quarter Results

At December 31, 2006, the Company’s cash decreased to $2,632,627, as the majority of the Baffin Island exploration program was completed. During the quarter ended December 31, 2006, the Company closed a non-brokered flow-through private placement which raised gross proceeds of $2,120,725. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share have been issued. Other cash received during the quarter included $55,000 from stock option exercises and $1,250,000 from warrant exercises.

Exploration activities focused on the Hermitage uranium drill program and the Baffin drill program, both reflected in the mineral property exploration cash requirements of $703,609.

- Year Ended December 31, 2006 compared with the Year Ended December 31, 2005

The Company had no revenues for the years ended December 31, 2006 and 2005. General and administrative expense of $1,023,506 (2005 - $1,222,249) represented a $198,743 decrease over fiscal 2005. Notable fluctuations in comparison to the comparative year are:

  Consulting expense of $91,040 (2005 - $106,112) decreased as fiscal 2005 included cost for a part-time corporate consultant who assisted the President with corporate communications. Included in this expense is $46,423 for stock-based compensation in 2006 (2005 - $382,954).

  Investor relations and promotion expense of $185,455 decreased from the comparative fiscal 2005 as the Company elected to attend less trade shows. A breakdown is as follows:
	2006	2005
Conferences and trade shows	$59,338	$73,847
Consulting, wages and benefits	83,697	96,866
Media	11,654	13,208
Promotion and advertising	30,766	34,899

	$185,455	$218,820

Included in wages and benefits is $5,929 for stock-based compensation (2005 - $30,929)

  Salaries and benefits expense of $348,290 (2005 - $523,674), including $71,389 in stock-based compensation expense, decreased due to a much higher stock-based compensation expenses of $274,233 in 2005, partially offset by an accrual of $48,000 severance upon expiration of the President’s original contract on March 31, 2006. The President’s contract was extended to December 31, 2006 and remained in effect following the Year End.
  Audit and Accounting expense included stock-based compensation expense of $21,080 (2005 - $24,854).
  Future income tax recovery of $449,624 (2005 - $859,536) resulted from the renunciation of $2,021,757 of exploration expenditures under the Company’s flow-through share program. The income is a result of accounting pronouncement EIC-146 and is a non-cash item.
  Royalty expense of $18,247 (2005 - $Nil) resulted from a tax reassessment relating to fiscal 2002 of the Company’s production interest received from the Hammerdown/Rumbullion mine in Newfoundland.

For the year ended December 31, 2006, the Company’s loss after tax was $819,761 (2005 - $109,905) resulting largely from the write-down of two properties of Big Hill, Newfoundland and Dewar Lake, Nunavut and less future tax recovery. The Company did not pay cash dividends during the period.

Summary of Quarterly Results

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31
	2005	2005	2005	2005	2006	2006	2006	2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Mineral expenditures, net	$183,624	$829,253	$1,535,399	$514,555	$89,876	$1,304,625	$2,364,244	$ 427,780

G&A (incl. stock comp.)	$341,314	$182,658	$426,664	$271,613	$268,332	$270,891	$221,310	$ 262,973
Stock comp. expense	$102,113	$7,855	$258,342	$-	$-	$48,274	$48,274	$ (96,548)
G&A (less stock comp.)	$239,201	$174,803	$168,322	$271,613	$268,332	$222,617	$173,036	$ 359,521
Income (loss)	$(286,261)	$(409,489)	$(7,666)	$327,849	$475,537	$310,561	$(396,405)	$ (1,209,454)

Income (loss) per share
-basic	$(0.01)	$(0.01)	$-	$-	$0.01	$0.01	$-	$(0.02)
-diluted	$(0.01)	$(0.01)	$-	$-	$0.01	$0.01	$-	$(0.02)

Weighted avg. common shares
-basic	30,764,701	31,452,614	36,208,162	34,359,557	39,668,585	47,699,912	55,106,372	57,034,643
-diluted	30,764,701	31,452,614	36,208,162	34,359,557	46,235,375	61,802,491	55,106,372	57,034,643

The Company’s main exploration projects are on Baffin Island, Nunavut in Canada’s far north and in southern Newfoundland. The Baffin project is subject to seasonal working conditions, the main exploration occurring during the spring and summer to early fall periods; therefore, a larger proportion of the expenditures are incurred during the second and third quarters.

Since the adoption of the CICA accounting standard for stock-based compensation, the Company’s general and administrative quarterly expense has fluctuated significantly. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included “adjusted general and administrative expense” without the stock-based compensation expense to be more reflective of normal operations.

Earnings per share in Q1 and Q2 of 2006 resulted from the record of future tax recovery for the exploration expenditures of $2,021,757 and $1,699,999 under its flow-through share program in accordance with accounting pronouncement EIC-146. The Q2 future tax recovery of $580,040 was reversed in Q4, due to the expenditure of $1,699,999 which was not renounced until February, 2007.

Liquidity

At December 31, 2006, the Company had $5,084,196 in working capital, which is sufficient to complete the Company’s planned business objectives for 2007. The increase in working capital is mainly due to a non-brokered flow-through private placement for gross proceeds of $1,699,999 closed on May 12, 2006, a brokered private placement closed on May 15, 2006 for gross proceeds of $3,885,000, proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006, and a non-brokered flow-through private placement for gross proceeds of $2,120,725 closed on December 28, 2006.

  The non-brokered flow-through private placement for gross proceeds of $1,699,999 consisted of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent’s warrants. Each Agent’s warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007.
  The brokered private placement for gross proceeds of $3,885,000 consisted of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half non- transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. The Agents received $144,226 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent’s warrants and an administration fee of $5,000. The Agent’s warrants have the same terms as the client’s warrants.
  All of the warrants and the Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.
  On December 8, 2006, the Company had received proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006.
  On December 28, 2006, the Company closed a non-brokered flow-through private placement raising gross proceeds of $2,120,725. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share were issued.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has active option agreements under which the Company is required to meet certain obligations during fiscal 2007 to keep the options in good standing:

  On the Bravo Lake property in Nunavut, the Company’s cumulative exploration expenditures are $1,503,306 which was sufficient to meet the minimum of $1,000,000 in exploration expenditures requirement before December 31, 2006. The Company is required to expend an aggregate if $2,000,000 by December 31, 2007 and therefore will require expenditures of $496,694 in 2007.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

At December 31, 2006, marketable securities included 470,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by a common director, Bernard Kahlert, and 517,647 common shares of Fjordland and 29,400 common shares of Bayswater, companies related by a common director, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $17,072 owed by those companies for shared administrative expenses. Included in accounts payable is $2,385 owed to Diamonds North relating to office costs.

The Company paid $15,025 in legal fees and disbursements to a law firm in which a director of the Company, Brian Abraham, is a partner.

Given that the Company’s directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company’s Code of Business Conduct and Ethics.

The Company has entered into an agreement with Bayswater and a Letter of Intent with Fjordland, companies related by a common director, Victor Tanaka. In both cases, Mr. Tanaka disclosed his potential conflict of interest and abstained from voting on the approval of these matters.

Proposed Transactions

None.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Changes in Accounting Polices

None.

Recent Changes in Accounting Standards

In April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards relating to financial instruments, applicable for fiscal years beginning on or after October 1, 2006, as follows:

a)	Comprehensive Income (Section 1530)

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is currently reported under US generally accepted accounting principles to measure the change in shareholders’ equity of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. These items include holding gains and losses to certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations.

b)	Financial Instruments – Recognition and Measurement (Section 3855)

The standard prescribes when a financial asset, financial liability and non-financial derivative are to be recognized on the balance sheet and whether fair value or cost-based measures should be used. It also specifies how financial instrument gains or losses should be presented.

c) Hedges (Section 3865)

The standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The impact from the adoption of these new standards on the Company’s financial statements is still to be determined.

Financial Instruments

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash and cash equivalents have been placed with major financial institutions.

Marketable securities are carried at the lower of cost or quoted market value. The market value of marketable securities at December 31, 2006 was $546,673.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, management has concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has evaluated the effectiveness of internal control over financial reporting. Based on this evaluation, management has concluded that the Company’s design of internal control was effective over financial reporting, as of December 31, 2006.

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 62,102,825 issued common shares outstanding and the following unexercised stock options and warrants:

- Stock Options

Number of Shares	Exercise Price	Expiry Date

315,337	$0.20	January 23, 2008
151,666	$0.26	August 20, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
692,000	$0.56	May 18, 2009
40,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
393,000	$0.25	July 19, 2010
282,000	$0.39	May 7, 2011
656,500	$0.30	June 19, 2011
100,000	$0.56	October 22, 2011
415,000	$0.87	January 2, 2012

3,995,503

- Warrants

Number of Shares	Exercise Price	Expiry Date

5,102,250	$0.50	May 15, 2008*

*	Under an option agreement on the Blue Hills and White Bear, Hermitage Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) with a gross value of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.

-	Agent’s Warrants

	Number of Shares	Exercise Price	Expiry Date

	59,089	$0.50	May	11,	2007*
	1,040,400	$0.50	May	15,	2008*
	195,250	$0.50	May	15,	2008*

	1,294,739

*	All of the warrants and the Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

On December 10, 2006, the Company received proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006.

At December 31, 2006, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company’s properties are detailed in the Mineral Property Expenditure Table on the following page. The Company’s principal project is located in Canada’s far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.

Mineral Property Expenditure Table

	Sarah	Green			Hermitage	Nepisiguit/			Dewar	Bravo
	Lake,	Bay ,	Adlatok 1, Big Hill, Project (1),			Stewart,	Sally,	Qimmiq,	Lake,	Lake,	Other
	Labrador	Nflnd.	Labrador	Nflnd.	Nflnd.	New Bruns. Labrador Nunavut			Nunavut	Nunavut	Properties	Total

Balance at
December 31, 2005	$1,155,423	$416,225	$ 130,778	$208,523	$ 517,995	$ 1,352,957	$ 61,173	$5,336,615	$249,761	$ 775,795	$1,498,015	$11,703,260

Additions during the

Acquisition costs:	-	490	-	-	181,920	-	-	-	-	-	107,586	289,996

Exploration costs:
Drilling	-	2,068	-	165	262,548	1,200	-	1,764,974	16,477	615,781	-	2,663,213
Geochemistry	-	628	-	226	136,470	-	-	2,054	-	39	10,387	149,804
Geology	2,872	6,930	1,283	189	254,026	3,012	336	48,236	5,410	27,248	36,671	386,213
Geophysics	-	1,218	-	-	538,871	-	-	15,502	-	5,004	(1)	560,594
Mobilization/demob.	-	-	-	-	-	-	-	48,022	-	20,581	-	68,603
Property	-	8,007	-	-	3,400	2,190	-	-	-	10	21,059	34,666
Prospecting	-	-	-	566	517,275	-	-	160,574	4,181	65,922	24,697	773,215
Trenching/line	-	-	-	-	450	-	-	-	-	-	-	450

	2,872	18,851	1,283	1,146	1,713,040	6,402	336	2,039,362	26,068	734,585	92,813	4,636,758

Less:
Recoveries	-	-	-	(50)	(144,721)	-	-	(20,937)	-	(7,074)	(183,487)	(356,269)
Write downs	-	-	-	(209,619)	-	-	-	-	(275,829)	-	-	(485,448)

	-	-	-	(209,669)	(144,721)	-	-	(20,937)	(275,829)	(7,074)	(183,487)	(841,717)

Net additions	2,872	19,341	1,283	(208,523)	1,750,239	6,402	336	2,018,425	(249,761)	727,511	16,912	4,085,037

Balance at
December 31, 2006	$1,158,295	$435,566	$ 132,061	$ -	$ 2,268,234	$ 1,359,359	$ 61,509	$7,355,040	$ -	$1,503,306	$1,514,927	$15,788,297

(1) The Hermitage, Newfoundland project includes the Blue Hill/White Bear and Couteau option agreements along with the 1,600 claims staked on-line.

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer
and Director

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB., P.Geo.
Director

Michael Chen, CPA, MBA
Chief Financial Officer

Janice Davies Corporate Secretary LISTINGS TSX Venture Exchange: CMD U.S. 12g Exemption: #82-2996 CAPITALIZATION (as at December 31, 2006) Shares Authorized: Unlimited Shares Issued: 61,287,575

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, LLP
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

NOTICE OF ANNUAL MEETING OF MEMBERS

TAKE NOTICE that the Annual Meeting (the "Meeting") of the Members of COMMANDER RESOURCES LTD. (the "Company") will be held at the Terminal City Club, Walker Room, at 837 West Hastings Street, Vancouver, B.C. on the 3rd day of May, 2007 at 10:00 a.m. for the following purposes:

1.	To receive the Report of the Directors.

2.	To receive the Audited Financial Statements of the Company for the year ended December 31, 2006, together with the Auditor's Report thereon.

3.	To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

4.	To fix the number of Directors at six.

5.	To elect Directors for the ensuing year.

6.	To consider, and if thought fit, to pass an ordinary resolution approving certain amendments to the Company’s Stock Option Plan, as more fully set forth in the Management Information Circular accompanying this Notice of Meeting.

7.	To consider and, if thought fit, to pass a resolution to be approved by disinterested shareholders in respect of certain of the proposed amendments to the Company’s Stock Option Plan, as more fully set forth in the Management Information Circular accompanying this Notice of Meeting.

8.	To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 29th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Ken Leigh” Kenneth E. Leigh President

INFORMATION CIRCULAR Containing information as at March 29, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the Management of COMMANDER RESOURCES LTD. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, B.C. V6C 3X1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

In the Notice of Annual and Special Meeting of Shareholders, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders. In many cases, shares beneficially owned by a shareholder are registered either in the name of an intermediary that the nonregistered shareholder deals with in respect of the shares or in the name of a clearing agency such as the Canadian Depository for Securities of which the intermediary of the non-registered shareholder is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the Company, referred to as objecting beneficial owners (“OBOs”) and those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Meeting materials are being sent to both OBOs and NOBOs. In accordance with new legal requirements, the Company has decided this year to distribute copies of the Notice of Annual and Special Meeting, Management Proxy Circular, the enclosed form of proxy and the Company’s 2006 Annual Report to NOBOs directly. Their name and address and information about their holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf. By choosing to send the Meeting materials to NOBOs directly, the Company has assumed responsibility for delivering these materials to them and executing their proper voting instructions. The Meeting materials for OBOs will continue to be distributed through clearing houses and intermediaries, who often use a service company such as ADP Investor Communications to forward meeting materials to non-registered shareholders.

Objecting Beneficial Owners

Intermediaries are required to forward Meeting materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting materials will either be given a proxy which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed or, more typically, be given a voting instruction form (“VIF”) which must be completed and signed by the OBO in accordance with the directions on the VIF.

Non-Objecting Beneficial Owners

The Meeting materials with a form of proxy will be forwarded to NOBOs by the Company’s transfer agent, CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by facsimile. CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own.

Should a non-registered shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided, or in the case of a VIF, follow the instructions on the form. By doing so the non-registered shareholder is instructing the intermediary to appoint them or their designee as proxyholder.

In any event, non-registered shareholders should carefully follow the instructions of their intermediaries and their service companies or CIBC Mellon, as the case may be.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 29, 2007, 62,062,825 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on March 29, 2007 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in the following, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

RELATED PARTY TRANSACTIONS

From the Company’s financial statements for the year ended December 31, 2006, the Company had the following related party transactions and balances:

(a)	The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $17,072 (2005 - $5,707) owed by those companies for shared administrative expenses.

(b)	The Company paid or accrued legal fees in the aggregate of $11,737 to a law firm in which a director of the Company is a partner. In 2005, legal fees of $2,126 were paid to two law firms of which either an officer or director of the Company were partners. Included in accounts payable and accrued liabilities is $0 (2005 - $487) owed to the firm.

(c)	Included in marketable securities are 517,647 (2005 - 167,647) common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 470,000 (2005 - 570,000) common shares of Diamonds North Resources Ltd. a company related by virtue by another common director. During the year, the Company sold 100,000 common shares of Diamonds North Resources Ltd.

(d)	Included in accounts payable is $2,385 (2005 - $8,758) owed to Diamonds North Resources Ltd., a company related by virtue of a common director and officer.

(e)	The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

CORPORATE GOVERNANCE

The TSX Venture Exchange requires Tier 1 Issuers to disclose to their shareholders on an annual basis information about their corporate governance practices and processes. The Company’s Corporate Governance Policies can be viewed on the Company’s website.

A discussion of the Company’s practices and processes as compared with the corporate governance disclosure guidelines published by the Toronto Stock Exchange is set out in Schedule B attached hereto.

REMUNERATION OF MANAGEMENT

For purposes of this section:

“Named Executive Officer” of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or other person who performed a policy-making function of the Company;

“SAR” or “stock appreciation right” means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

“LTIP” or “long term incentive plan” means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

EXECUTIVE COMPENSATION

During the financial year ended December 31, 2006, the Company had three executive officers, namely William J. Coulter, Kenneth E. Leigh and Bernard H. Kahlert (the “named executive officers”). The following table sets forth the compensation awarded or paid to, or earned by, the named executive officers during the financial years ended December 31, 2006, 2005 and 2004.

			SUMMARY COMPENSATION TABLE

					No. Securities
					Under	Restricted
Name &					Options/	Shares or	LTIP
			Bonus	Other Annual				All Other
Principal					SARs	Restricted	Payouts
Position	Year (1) Salary ($)		($)	Compensation	Granted	Share Units		Compensation $
							($)

W.J. Coulter	2006	Nil	Nil	Nil	122,000	Nil	Nil	Nil
Chairman	2005	Nil.	Nil	$18,000	30,000	Nil	Nil	Nil
	2004	$94,840	Nil	$1,377	60,000	Nil	Nil	Nil

K.E. Leigh
	2006	$144,000	Nil	Nil	270,000	Nil	Nil	Nil
President,
	2005	$144,000	Nil	Nil	100,000	Nil	Nil	Nil
CEO, &
	2004	$158,000	Nil	Nil	714,000	Nil	Nil	Nil
Director

B.H. Kahlert	2006	$119,700	Nil	Nil	110,000	Nil	Nil	Nil
Vice President	2005	$119,700	Nil	Nil	130,000	Nil	Nil	Nil
& Director	2004	$119,575	Nil	$2,131	181,000	Nil	Nil	Nil

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards.

OPTIONS AND SARS

The following table sets forth the particulars of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries and stock appreciation rights ("SARs") made during the financial year ended December 31, 2006 to each of the named executive officers.

OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2006

				Market Value of
		% of Total		Securities
	Securities Under	Options/SARS	Exercise or Base	Underlying	Expiration
Name	Options/SARS	Granted to	Price	Options/SARS	Date
	Granted	Employees in	($/Security)	on Date of Grant
		Financial Year

W.J. Coulter	82,000	7.4%	$0.39	$0.39	May 8, 2011
	40,000	3.6%	$0.30	$0.30	Jun 19, 2011

K.E. Leigh	200,000	18.0%	$0.39	$0.39	May 8, 2011
	70,000	6.3%	$0.30	$0.30	Jun 19, 2011

B.H. Kahlert	110,000	9.9%	$0.30	$0.30	Jun 19, 2011

The following table sets forth the particulars of option exercises by each of the named executives made during the financial year ended December 31, 2006 and year end values.

     AGGREGATE OPTION/SAR EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2006 AND FINANCIAL YEAR END OPTION/SAR VALUES

				Value of Unexercised
				in-the-Money
			Unexercised	Options/SARS at
			Options/SARS
	Securities Acquired	Aggregate Value		FY-End
Name			at FY-End (#)
	on Exercise ($)	Realized ($)		($)
			Exercisable/	Exercisable/
			Unexercisable	Unexercisable

William J. Coulter	63,333	$14,566.59	345,334 / Nil	$112,946.80 / N/A
	100,000	$20,000.00

Kenneth E. Leigh	100,000	$25,000.00	984,000 / Nil	$477,840.00 / N/A

Bernard H. Kahlert	54,999	$12,649.77	616,001 / Nil	$210,060.20 / N/A

There was no repricing of options during the year ended December 31, 2006.

The Company does not have any stock appreciation rights agreements.

PENSION PLANS

The Company does not have any pension plans.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

During the year ended December 31, 2006, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

By agreement dated January 14, 2004 (the “Agreement”) the Company employed Kenneth E. Leigh (“Leigh”) for an initial term commencing February 9, 2004 and terminating March 31, 2006 to act as President of the Company at a remuneration of $12,000 per month. Under an amending letter dated April 17, 2006, Leigh’s Agreement was extended to December 31, 2006. By Memorandum dated January 26, 2007, Leigh’s Agreement was extended on a month-to-month basis commencing January 1, 2007. If the Agreement is terminated, Leigh shall be entitled to a severance payment of $66,000.

DIRECTORS

No compensation was paid or distributed to directors in return for acting as such during the year ended December 31, 2006.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

COMPOSITION OF COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

The Company's Compensation and Corporate Governance Committee is made up of three Directors: William J. Coulter, Albert Reeve and Victor A. Tanaka. Messrs. Reeve and Tanaka are both independent directors. Meetings of this committee are held as necessary to review financial and incentive option compensation for personnel, the Company’s practices and procedures policies, and to make recommendations to management in respect thereof.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company’s audit committee is comprised of three directors: Brian Abraham, Albert Reeve and Victor A. Tanaka. As defined in MI 52-110, all three directors are “independent” and are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Ending

December 31,	$21,500	Nil	$1,580 (1)	$680 (2)
2006

December 31,	$20,000	Nil	$1,200 (1)	$240 (3)
2005

(1) Fees related to the preparation of the Company’s T-2 corporate income tax returns and the General Index of Financial Information required by CCRA.

(2) Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company’s business and advice concerning a private placement financing conducted by the Company. (3) Fees related to specific advisory and accounting services related to valuation issues impacting mineral properties owned by the Company and communications concerning fiscal matters affecting the Company’s business.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTIONS OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at six (6). Although Management is only nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary the shares represented by proxy will, on a poll, be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR

PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at six for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name, Municipality of	Principal Occupation	Date of	Holdings in Securities
Residence and Office Held[1]	or Employment[1]	Appointment	of the Issuer[1]

Brian Abraham2, 3	Partner of Fraser Milner Casgrain LLP	Sep 20, 2004	Common	79,000
N. Vancouver, B.C.
Director

William J. Coulter3	President, Commander Resources Ltd.,	Jul 1, 1991	Common	786,065[4]
W. Vancouver, B.C.	August 1999 to February 2004;
Chairman	President, Binjas Holdings Ltd., May
1982 to present.

Bernard H. Kahlert	Vice President & Director, Commander	Jun 10, 1998	Common	367,115
W. Vancouver, B.C.	Resources Ltd., June 1998 to present.
Vice President & Director

Kenneth E. Leigh	President, Commander Resources Ltd.,	Feb 9, 2004	Common	307,500
Vancouver, B.C.	February 2004 to present; Senior
President, CEO,	Geologist, Business Development, Teck
& Director	Cominco Limited, July 1990 to February
2004.

Albert F. Reeve2	Professional Engineer; President, Albert	Jan 24, 2003	Common	50,000[5]
Gibsons, B.C.	F. Reeve Limited, January 1974 to
Director	present.

Victor A. Tanaka2, 3	President, Fjordland Exploration Inc.,	Jan 18, 1993	Common	113,428
N. Vancouver, B.C.	June 1996 to present; Chief Operating
Director	Officer, Vice President & Director,
Bayswater Uranium Corporation,
August 2006 to present; President,
Pathfinder Resources Ltd., December
1993 to August 2006.

1This information has been furnished by the respective nominees. 2Member of the Company's Audit Committee.

3Member of the Company's Compensation & Corporate Governance Committee.

449,250 of these shares are registered in the name of Binjas Holdings Ltd. and 71,316 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

537,500 of these shares are registered in the name of Albert F. Reeve Limited, a non-reporting company controlled by Albert F. Reeve.

Pursuant to the provisions of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee which, at the present time, is comprised of Brian Abraham, Albert F. Reeve and Victor A. Tanaka.

No proposed director of the Company is, or within the ten years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

iv)	has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

other than as follows:

Petra Resource Corp. a British Columbia reporting issuer, was suspended from trading by the CDNX Venture Exchange (now TSX Venture Exchange) on February 21, 2002 for failure to maintain transfer agent services. Victor A. Tanaka was a director of Petra Resource Corp. from September 29, 1997 to January 31, 2002.

No director, officer or promoter of the Company has, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded issuer, or involving theft or fraud.

The above information was provided by Management of the Company.

APPOINTMENT OF AUDITOR

Management proposes the re-appointment of Smythe Ratcliffe, Chartered Accountants, as Auditor of the Company for the ensuing year and that the directors be authorized to fix the remuneration.

Amendments to Stock Option Plan

The requirements of the TSX Venture Exchange (the "Exchange") provide that all listed companies adopt an incentive stock option plan, and that options may only be granted under such a plan after it has been accepted by the Exchange.

The Company already has an incentive stock option plan (the “Plan”) in place, which has been approved by shareholders, and which currently provides that options may be granted in respect of up to an aggregate of 7,944,396 shares. Management now wishes to amend certain of the terms and conditions of the Plan to provide the maximum flexibility in the granting of incentive stock options to directors, officers, employees and consultants. Accordingly, shareholder approval by way of an ordinary resolution will be sought at the Meeting for the following amendments to the Plan:

  sub-section 3(a) is to be amended to provide that the aggregate number of optioned shares that may be issuable pursuant to options granted will not exceed 12,300,000 shares, representing approximately 20% of the Company's currently issued and outstanding share capital.
  sub-section 3(c) is to be amended to provide that the aggregate number of optioned shares that may be issuable pursuant to options granted to any one consultant in a 12 month period will not exceed 2% of the issued share capital of the Company, calculated at the date of the grant;
  sub-section 3(c) is also to be amended to provide that no more than an aggregate of 2% of the issued shares of the Company may be granted to persons employed to provide investor relations services in any 12 month period;
  sub-section 5(a) is to be amended to provide that the Option Exercise Price of any options granted will be determined by the Administrator at the time of grant, but will not, in any event, be less than the “Discounted Market Price” of the Company’s common shares as traded on the TSX Venture

Exchange (as that term is defined in TSX Venture Exchange Policy 1.1), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange; provided that the exercise price for each optioned share in respect of options granted within 90 days of a “Distribution” by way of a “Prospectus” (as those terms are defined in TSX Venture Exchange Policy 1.1) shall not be less than the greater of the Discounted Market Price and the price per share paid by public investors for listed shares of the Company under the Distribution;

sub-section 5(c) is to be amended to provide that the term for which options may be exercisable will be increased from five years to ten years (as the Company is a Tier 1 Issuer on the TSX Venture Exchange);

section 12 is to be amended to provide that, in the event an option is granted at the Discounted Market Price, the following additional vesting provisions will apply:

an optionee who is not performing investor relations activities will become vested with the right to exercise one-sixth (1/6) of the option upon the completion of every 3 months subsequent to the date of the grant, such that that optionee will be vested with the right to exercise one hundred percent (100%) of the option upon the conclusion of 18 months from the date of the grant;

section 12 is also to be amended to provide that an optionee who is providing investor relations services to the Company who is granted an option will become vested with the right to exercise one- quarter (1/4) of the option upon the conclusion of every 3 months subsequent to the date of the grant, such that that optionee will be vested with the right to exercise one hundred percent (100%) of the option upon the conclusion of 12 months from the date of the grant;

the Plan is also to be amended to provide that the Company must obtain disinterested shareholder approval of stock options granted under the Plan if:

(a)	the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in:

	(i)	the number of shares reserved for issuance under stock options granted to insiders exceeding ten percent (10%) of the issued shares;

	(ii)	the grant to insiders, within a 12 month period, of a number of options exceeding ten percent (10%) of the issued shares; or

	(iii)	the issuance to any one optionee, within a 12 month period, of a number of shares exceeding five percent (5%) of the issued shares; or

(b)	the Company is decreasing the exercise price of stock options previously granted to insiders.

The directors recommend that shareholders approve these amendments, the purpose of which will be to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants and to closely align the personal interests of such directors, officers, employees and consultants with the interests of the Company and its shareholders.

(A copy of the Company’s Plan, as proposed to be amended herein, will be available for review at the Meeting.)

Disinterested Shareholder Approval to certain of the Proposed Amendments to the Stock Option Plan

The approval of disinterested shareholders (1) will be sought at the Meeting for the following additional amendments to the Plan:

(a)	sub-section 3(b), which currently provides that the aggregate number of shares reserved for issuance under stock options granted to any one optionee will not exceed 5% of the Company’s issued and outstanding shares – in this regard, the approval of disinterested shareholders is being sought that options granted to any one optionee within a 12 month period may exceed 5% of the Company’s issued capital;

(b)	an amendment to the Plan to provide that the number of shares reserved for issuance under stock options granted to insiders may exceed 10% of the Company’s issued and outstanding shares - in this regard, the approval of disinterested shareholders is being sought that an aggregate of 12,300,000 shares may be reserved for issuance to insiders of the Company under the Plan;

(c)	an amendment to the Plan to provide that the grant of options to insiders, within a 12 month period, may exceed 10% of the Company’s issued and outstanding shares – in this regard, the approval of disinterested shareholders is being sought for an aggregate of up to 12,300,000 options which may be granted within a 12 month period to insiders of the Company under the Plan.

The directors recommend that the disinterested shareholders approve these amendments, the purpose of which will be to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants and to closely align the personal interests of such directors, officers, employees and consultants with the interests of the Company and its shareholders.

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2006.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

BY ORDER OF THE BOARD OF DIRECTORS

“Kenneth E. Leigh” Kenneth E. Leigh President ____________________________

(1)	The requirements of TSX Venture Exchange Policy 4.4, entitled “Incentive Stock Options”, provide that the portions of the Plan disclosed in
	(a)	and (b) herein, inclusive, must be approved by a majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to shares beneficially owned by:
	(a)	Insiders to whom options may be granted under the Plan; and
	(b)	Associates of persons referred to in (a) of this footnote.

These requirements also provide that holders of non-voting and subordinate voting shares, if any, must be given full voting rights on a resolution that requires disinterested shareholder approval.

SCHEDULE “A”

COMMANDER RESOURCES LTD. AUDIT COMMITTEE CHARTER

Purpose

     The Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Commander Resources Ltd. (the “Company”) is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to monitor:

(a)	the integrity of the financial statements of the Company;

(b)	the external auditor’s qualifications and independence;

(c)	the performance of the Company’s external auditor;

(d)	management’s reporting on internal control; and

(e)	the compliance by the Company with legal and regulatory requirements.

     Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The majority of the members of the Audit Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Audit Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles (“GAAP”) and applicable rules and regulations. These are the responsibilities of management and the external auditor.

Committee Membership

     The Audit Committee shall consist of no fewer than three members, a majority of whom must be unrelated directors, as defined in Policy 3.1 of the TSX Venture Exchange (the “TSX-V”) Corporate Finance Manual and Policies. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial experience. For purposes of this section, a director shall be deemed to be “financially literate” if he or she has the ability to read and understand a balance sheet, an income statement and the notes attached thereto and shall be deemed to have “accounting or related financial experience” if he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

     The members of the Audit Committee will be appointed or reappointed by the Board following each annual meeting of the Company’s shareholders. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board or ceases to be a director of the Company. Where a vacancy occurs at any time in the membership of the Audit Committee, the Board may appoint a qualified individual to fill such vacancy and must appoint a qualified individual if the membership of the Audit Committee is less than three directors as a result of any such vacancy.

Meetings

     The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. Any member of the Audit Committee or the external auditor may call a meeting of the Audit Committee. At all Audit Committee meetings a majority of the members shall constitute a quorum. The acts of the Audit Committee at a duly constituted meeting shall require the vote of a majority of the members present provided that, in any circumstances, a resolution or other instrument in writing signed by all members of the Audit Committee shall avail as the act of the Audit Committee. The Audit Committee shall meet periodically with management, the internal auditors and the external auditor in separate executive sessions to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately. The Audit Committee may request any officer or employee of the Company or the Company’s external legal counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

     The members of the Audit Committee shall select a chair from among their number who must be an unrelated director. The chair will preside at each meeting of the Audit Committee and, in consultation with the other members of the Audit Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. In addition, at the first meeting held following each annual meeting of shareholders (the “First Meeting”), the chair, in consultation with the other members of the Audit Committee, shall determine the list of items to be addressed by the Audit Committee during the coming year (the “Annual Agenda”).

     The chair shall ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each other director in advance of the meeting, and that the Annual Agenda is circulated to each member of the Audit Committee as well as each other director not later than five business days after is it finalized (which shall be not later than five business days after the First Meeting).

Committee Authority and Responsibilities

     The Audit Committee shall have the sole authority and responsibility to appoint, nominate or replace the external auditor (subject, if applicable, to shareholder approval or ratification). The external auditors are ultimately accountable to the Audit Committee and to the Board, as representatives of the shareholders. The Audit Committee shall be directly responsible for the determination of compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee. The Audit Committee shall preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its external auditor. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. The membership of any such subcommittee must consist of a majority of unrelated directors. The Audit Committee shall consult with management but shall not delegate any of its responsibilities to management.

     The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor and to any advisors employed by the Audit Committee.

     The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee’s own performance.

In fulfilling its responsibilities, the Audit Committee shall:

Financial Statement and Disclosure Matters

1.	Review and discuss with management and the external auditor the annual audited financial statements and related documents, including disclosures made in management’s discussion and analysis, prior to filing with the appropriate securities regulatory authorities or public dissemination.

2.	Review and discuss with management and the external auditor, if so engaged, the Company’s quarterly financial statements and related documents including disclosures made in management’s discussion and analysis, prior to filing with the appropriate securities regulatory authorities or public dissemination.

3.	Discuss with management the Company’s press releases or material change reports discussing financial matters, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

4.	Review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company or any of its subsidiaries with unconsolidated entities or other persons including related persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

5.	Review and discuss with management and the external auditor the quality and acceptability of the accounting principles, policies and practices used in the preparation of the Company’s financial statements, including all critical accounting policies and practices used, any alternative treatments of financial information, those policies for which management is required to exercise discretion or judgments regarding the implementation thereof, the ramification of their use and the external auditor’s preferred treatment, as well as any other material communications between the external auditor and management.

6.	Discuss with the external auditor the matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants relating to the conduct of the audit.

Annual or Periodic Reviews

7.	Annually or periodically, as appropriate, review any significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the external auditors, management or the internal audit group.

8.	Annually review separately with each of management, the external auditors and the internal audit group:

(a) any significant disagreement between management and the external auditors or the internal audit group in connection with the preparation of the financial statements;

(b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information; and

(c) management’s response to each.

9.	Annually discuss with the external auditors, without management being present:

(a) their judgments about the quality and appropriateness of the Company’s accounting principles and financial disclosure practices as applied in its financial reporting;

(b) the completeness and accuracy of the Company’s consolidated financial statements; and

(c) the external auditor’s relationship with management.

10.	Annually or periodically, as appropriate, discuss with management the Company’s major financial and investment risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies.

11.	Review and discuss with management, the external auditor and the Company’s in-house and external legal counsel, as appropriate, any legal, regulatory or compliance matters arising periodically that could have a significant impact on the Company’s financial statements, including applicable changes in accounting standards or rules.

Oversight of the Company’s Relationship with the Independent Auditor

12.	The Audit Committee shall review annually the selection, qualifications and performance of the external auditor, including considering whether the external auditor’s quality controls are adequate.

13.	Review, in advance where feasible, all auditing services to be provided by the external auditor, determine which non-audit services may not be provided by the external auditor and approve any non-audit services, as permitted by applicable securities laws and the TSX-V.

14.	Ensure that the external auditors submit to the Audit Committee on an annual basis a written statement affirming their independence, discuss with the external auditor any disclosed relationships or services that may impact its objectivity and independence and satisfy itself as to the external auditor’s independence, taking into account the opinions of management and internal auditors.

15.	Consider whether, in order to assure continuing independence of the external auditor, it is appropriate to adopt a policy of rotating the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit on a regular basis.

16.	Recommend to the Board policies for the Company’s hiring of employees or former employees of the external auditor who participated in any capacity in the audit of the Company.

17.	Meet with the external auditor prior to the audit to review with the external auditor and management the external auditor’s audit plan, discuss and approve audit scope, staffing locations, reliance upon management, and internal audit and general audit approach.

Oversight of the Company’s Internal Audit Function

18.	Review annually the performance of the controller or the CFO, if he or she acts in the capacity of controller.

19.	Review, based upon the recommendations of the external auditor and the Company’s senior internal auditing executive, the scope and plan of the work to be done by the internal audit group.

20.	Review and, if it deems appropriate, approve the appointment and replacement of the Company’s controller.

21.	Review the significant reports to management prepared by the internal auditing department and management’s responses and subsequent follow-up to any identified weaknesses.

22.	In consultation with the external auditor and the internal audit group, review the adequacy of the Company’s internal control structure and procedures designed to ensure compliance with the applicable laws and policies, and discuss the responsibilities, budget and staffing needs of the internal audit group.

Compliance Oversight Responsibilities

23.	Obtain reports from management, the Company’s controller and the external auditor that the Company and its subsidiaries are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics. Review all insider reports or the equivalent.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

24.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

25.	Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting policies.

26.	Discuss with the Company’s external legal counsel legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

Other

27.	Review and, if deemed appropriate, approve all related-party transactions.

28.	Review all public disclosure documents of the Company containing audited or unaudited financial information before release, including any prospectuses, annual information forms and information circulars.

29.	Perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Audit Committee deems necessary or appropriate.

Disclosure

     The Audit Committee will provide a report of its activities to the shareholders of the Company as part of the Company’s management proxy circular for its annual meeting.

SCHEDULE “B”

COMMANDER RESOURCES LTD.

CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Company with respect to the Toronto Stock Exchange Guidelines.

GUIDELINES	COMPLIANCE	COMMENTS
1.	The Board should explicitly assume responsibility for the stewardship of the corporation, including:	Yes	The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with: • the *Business Corporations Act* (British Columbia) • the Company's Notice of Articles and Articles of Incorporation • the Company's code of business conduct • the charters of the Board and the Board committees • other applicable laws and policies The Board approves all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results.
	(a) adoption of a strategic planning process;	Yes	The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. The Board also reviews the strategic plan at least quarterly. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

GUIDELINES	COMPLIANCE	COMMENTS
2.	The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Of the six Board members, three of the directors are inside and related directors. The Board considers that William J. Coulter is an inside and a related director because of his position as Chairman of the Company. Ken Leigh is an inside and a related director because of his position as President of the Company. The Board considers that Bernard Kahlert is an inside and a related director because of his position as Vice President, Exploration of the Company. The Company does not have a significant shareholder. .
3.	The Board shall disclose the analysis of the application of the principles supporting the conclusion in guideline 2 above, including the composition of the Board, basis of determining whether a director is unrelated and representation of shareholder interests.	Yes	The Board is responsible for determining whether or not each director is an *unrelated director*. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. The majority of directors are unrelated to the Company. William J. Coulter is a related director because of his position as Chairman of the Company. Ken Leigh is a related director because of his position as President of the Company. Bernard Kahlert is a related director because of his position as Vice President, Exploration of the Company. The other three directors are unrelated directors. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company other than as directors. All directors attended at least 90% of the Board meetings held during the year. More information about each director, including other directorships, can be found on page 8 of this information circular.
4.	The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Company does not have a nominating committee. The Compensation and Corporate Governance Committee and each member of the Board of Directors are responsible for proposing new nominees to the Board. Two of the three members of the Compensation and Corporate Governance Committee are outside and unrelated directors. This committee is also responsible for the ongoing assessment of directors. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, show support for the Company's mission and strategic objectives, and a willingness to serve.
5.	The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Compensation and Corporate Governance Committee has the mandate to assess the effectiveness of the Board of Directors in fulfilling its responsibilities.

GUIDELINES	COMPLIANCE	COMMENTS
11.	The Board should develop, together with the CEO, position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the Board should develop corporate objectives for which the CEO is responsible for meeting and assess the CEO against these objectives.	Yes	The Compensation and Corporate Governance Committee is responsible for the overall governance of the Company. The committee reviews and approves the corporate objectives that the CEO is responsible for meeting. The Board has clearly defined the limits to management's authority. The Board expects management to: • review the Company's strategies and their implementation in all key areas of the Company's activities • carry out a comprehensive budgeting process and monitor the Company's financial performance against the budget • identify opportunities and risks affecting the Company's business and find ways of dealing with them.
12.	The Board should implement structures and procedures to ensure that the Board can function independently of management, including (i) appointing a Chair who is not a member of management or appointing an outside director as lead director, and (ii) meetings of the Board without management present.	Yes	The Compensation and Corporate Governance Committee is responsible for administering the Board's relationship with management and the CEO. The committee may convene meetings of the Board without management present, whenever at least two members of the committee feel it is necessary. At least one meeting of outside directors is held in private each year to allow a more open and candid discussion.
13.	The Audit Committee of the Board should be composed of only unrelated directors. All members of the Audit Committee should be financially literate and at least one member should have accounting or related financial expertise, as determined by the Board. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee's duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes	The Audit Committee consists of three members of the Board of Directors, all of whom are unrelated. All of the members are financially literate (are able to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto). The committee's responsibilities are set out in its charter, attached hereto as Schedule A. The Company's external auditors have a direct line of communication with the committee at all times. The external auditors must meet with the committee without management present at least once a year. The committee approves all non-audit work performed by the external auditors.
14.	Existence of a system which enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.	[Yes]	Directors are entitled to engage outside advisors at the Company's expense with the prior approval of the Compensation and Corporate Governance Committee.

Proxy

ANNUAL MEETING OF SHAREHOLDERS OF

COMMANDER RESOURCES LTD.

TO BE HELD AT
TERMINAL CITY CLUB, WALKER ROOM,
837 WEST HASTINGS STREET, VANCOUVER B.C.
ON THURSDAY, MAY 3, 2007 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, KENNETH E. LEIGH, a Director of the Company, or failing this person, WILLIAM J. COULTER, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

<u>THIS PROXY MUST BE SIGNED AND DATED.</u>

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Smythe Ratcliffe as Auditor of the Company		N/A	
2. To authorize the Directors to fix the Auditor's remuneration			N/A
3. To determine the number of Directors at six			N/A
4. To elect as Directors			
Brian Abraham		N/A	
William J. Coulter		N/A	
Bernard H. Kahlert		N/A	
Kenneth E. Leigh		N/A	
Albert F. Reeve		N/A	
Victor A. Tanaka		N/A	
5. To approve certain amendments to the Company's Stock Option Plan, as more fully set forth in the Management Information Circular.			N/A
6. To authorize by a resolution of disinterested shareholders certain amendments to the Company's Stock Option Plan, as more fully set forth in the Management Information Circular.			N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

93

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) *appoint one of the management proxyholders* named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "CIBC MELLON TRUST COMPANY" no later than Forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of CIBC Mellon Trust Company is Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, and its fax number is (604) 688-4301.

94

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd. (Registrant)

Date: October 1, 2007 /s/ Kenneth E. Leigh By: ___________________________ Kenneth E. Leigh, President